File No. 024-10302

12025200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Texaplex Properties, LLC
(Exact name of issuer as specified in its charter)

The State of Massachusetts Limited Liability Company
(State or other jurisdiction of incorporation or organization)

276 Washington Street #305, Boston, MA 02108 Tel: (617) 777-5936
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

AFA Investments, LLC, 276 Washington Street #305, Boston, MA 02108 Tel: (617) 777-5936
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6513
(Primary standard Industrial Classification Code Number)

45-2937172
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS I.

Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I —NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) Issuer's directors: Frank J. Addivinola, Jr., 1 Longfellow Place #2620, Boston, MA 02114 (residential)
276 Washington Street #305, Boston, MA 02108 (business)

Angelica Chuvilina, 1 Longfellow Place #2620, Boston, MA 02114 (residential)
276 Washington Street #305, Boston, MA 02108 (business)

(b) Issuer's officers: Frank J. Addivinola, Jr., Esq., Chief Executive Officer, Chief Financial Officer

Angelica Chuvilina, Chief Operating Officer

(c) Issuer's general partners: Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities:
AFA Investments, LLC (100%) owned by Frank J. Addivinola, Jr. (51%) and Angelica Chuvilina (49%).
AFA Investments, LLC, 276 Washington Street #305, Boston, MA 02108
Frank J. Addivinola, Jr., 1 Longfellow Place, #2620, Boston, MA 02114
Angelica Chuvilina, 1 Longfellow Place, #2620, Boston, MA 02114

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:
51% – Frank J. Addivinola, Jr., 1 Longfellow Place, #2620, Boston, MA 02114
49% – Angelica Chuvilina, 1 Longfellow Place, #2620, Boston, MA 02114

(f) promoters of the issuer: AFA Investments, LLC, 276 Washington Street #305, Boston, MA 02108
Frank J. Addivinola, Jr., Esq., 1 Longfellow Place, #2620, Boston, MA 02114
Angelica Chuvilina, 1 Longfellow Place, #2620, Boston, MA 02114

(g) affiliates of the issuer: AFA Investments, LLC, 276 Washington Street #305, Boston, MA 02108
Frank J. Addivinola, Jr., Esq., 1 Longfellow Place, #2620, Boston, MA 02114
Angelica Chuvilina, 1 Longfellow Place, #2620, Boston, MA 02114

(h) counsel to the issuer with respect to the proposed offering:
Law Office of Frank J. Addivinola, Jr., 276 Washington Street #305, Boston, MA 02108

(i) each underwriter with respect to the proposed offering: None
(j) the underwriter's directors: Not applicable
(k) the underwriter's officers: Not applicable
(l) the underwriter's general partners: Not applicable
(m) counsel to the underwriter: Not applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of the persons or entities listed in Item 1 is subject to the disqualification provisions of Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed Offering involves the resale of securities by affiliates.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The Company does not use underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The Offering will be registered in the Commonwealth of Massachusetts and the securities will be offered directly to investors in Massachusetts. The solicitation methods will include direct mail marketing, media advertising, investor referral (no commissions paid) and direct personal contact with potential investors.

The issuer's Officers – Mr. Addivinola and Ms. Chuvilina – will participate in the offering of securities by conducting the above marketing. Mr. Addivinola will act as the primary contact for the potential investors in this Offering. AFA Investments, LLC and the issuer's Officers are not offered a compensation in connection with sale of the securities and do not act as broker-dealers.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Texaplex Properties, LLC.

(2) the title and amount of securities issued;

8,115 shares of common stock.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Aggregate offering price – $8,115. 8,115 shares at $1 each.

(4) the names and identities of the persons to whom the securities were issued.

AFA Investments, LLC.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Texaplex properties, LLC issued 8,115 shares of common stock to AFA Investments, LLC with aggregate offering price $8,115 (8,115 shares at $1.00 each). AFA Investments, LLC is owned and controlled by the Issuer's Officers: Frank J. Addivinola, Jr. (51%) and Angelica Chuvilina (49%).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Securities Act of 1933, Section 4(b) – "transactions by an issuer not involving any public offering." Private sale of shares limited to $8,115 to the parent of the Company, AFA Investments, LLC, not involving any form of public solicitation or general advertising.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

No such arrangement.

(2) To stabilize the market for any of the securities to be offered;

No such arrangement.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No such arrangement.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

The Company hereby discloses that the legal services associated with this Offering are provided by Law Office of Frank J. Addivinola, Jr., whereby the Chief Executive Officer (CEO) & Chief Financial Officer (CFO) of the Company – Frank J. Addivinola, Jr. – is a principal. Mr. Addivinola is the ultimate person to make decisions for the Company throughout its existence. Additionally, Frank J. Addivinola, Jr. is the Manager of AFA Investments, LLC. AFA Investments, LLC, is the Manager of the Company and the promoter of this Offering.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication of solicitation of any type was used prior to the filing of this notification.

OFFERING CIRCULAR MODEL B.

Cover Page

Texaplex Properties, LLC,
The State of Massachusetts Limited Liability Company

276 Washington Street #305,
Boston, MA 02108
(617) 777-5936

Type of securities offered: debt securities (notes of debenture) Filing date: August 24, 2011
Price per security: $ 25,000
Minimum purchase per subscriber: 2 securities ($50,000)
Maximum number of securities offered: Two Hundred (200) with total proceeds – $ 5,000,000
Minimum number of securities offered: Forty (40) with total proceeds – $ 1,000,000
The securities are not offered through an underwriter, but by the Company directly on best effort basis.

The maturity period of the securities is six (6) years with no redemption. The transfer of the securities is restricted and investors are required to obtain the consent of the Company prior to any transfer.

The commencement date of this Offering is the date when the Offering becomes qualified by both the Securities and Exchange Commission and the Massachusetts Securities Division.

The termination date of this Offering (the last day to purchase the securities) is twelve (12) months after the commencement date with the Company's right to extend the termination by additional 120 days if the Company raises the minimum Offering amount of $1,000,000 by that time. The Company can choose to extend the termination date at any time prior to expiration of the original 12 months period but only after the minimum amount of $1 million is reached.

Funds are to be placed in escrow (see pg. 30, subsection *Escrow*) until the minimum amount of $1,000,000 is reached. If the minimum amount is not reached within 12 months, all funds will be returned within 14 days to the investors or their designated self-directed retirement account (if such account was used to purchase securities). See pg. 7, *Risk Factors*, item 15.

There is no public market for these securities and the Company does not anticipate a public market to develop in the future. See pg. 5, *Risk Factors*, item 2.

The company not paying interest payments on the notes does not automatically trigger a default on the notes. There two defined events of default: 1) non-payment of principal and accrued interest within 90 days of notes maturity and 2) Company's loss of title to the properties prior to notes maturity. See pg. 5, *Risk Factors*, item 1 and pg. 31, subsection *Defined Events of Default Under the Notes and the Lack of Note Indenture*.

Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. **See pages 2 through 7 for the risk factors** that management believes present the most substantial risks to an investor in this offering. In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This Offering Circular contains all of the representations by the company concerning this Offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this offering circular.

THIS CIRCULAR DOES NOT PURPORT TO BE ALL-INCLUSIVE OR CONTAIN ALL INFORMATION A PROSPECTIVE INVESTOR MAY DESIRE IN INVESTIGATING THE COMPANY. ANY DOCUMENTS ATTACHED TO THIS OFFERING, INCLUDING THE EXHIBITS, ARE IMPORTANT TO YOUR UNDERSTANDING OF THIS INVESTMENT. POTENTIAL INVESTORS SHOULD READ EACH OF THE DOCUMENTS CAREFULLY, IN ADDITION TO READING THE ENTIRE TEXT OF THIS OFFERING CIRCULAR.

ANY INFORMATION WITHIN THIS OFFERING CIRCULAR SHOULD NOT BE CONSIDERED TO SERVE AS LEGAL, BUSINESS, OR TAX ADVICE. PRIOR TO MAKING THIS INVESTMENT DECISION, A PROSPECTIVE INVESTOR SHOULD CONSULT A COMPETENT ATTORNEY, ACCOUNTANT, AND OTHER ADVISOR AND PROVIDE SUCH PROFESSIONAL A COMPLETE COPY OF THE OFFERING CIRCULAR AND ALL EXHIBITS.

THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN TEXAPLEX PROPERTIES, LLC. YOU SHOULD PURCHASE SECURITIES OF TEXAPLEX PROPERTIES, LLC ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. A DETAILED DESCRIPTION OF THE RISKS IS FOUND IN THE SECTION OF THIS OFFERING CIRCULAR ENTITLED "RISK FACTORS." YOU SHOULD READ AND UNDERSTAND ALL OF THE RISK FACTORS AND THE ENTIRE OFFERING CIRCULAR BEFORE DECIDING TO PURCHASE SECURITIES OF TEXAPLEX PROPERTIES, LLC.

THIS OFFERING CIRCULAR CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON THE RESEARCH AND BELIEFS OF TEXAPLEX PROPERTIES, LLC AND AFA INVESTMENTS, LLC. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO UNCERTAINTIES AND CAN CHANGE AS A RESULT OF UNFORESEEABLE EVENTS.

TABLE OF CONTENTS

TABLE OF CONTENTS (Continued)

Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other persons*
Per unit	$25,000	N/A	$25,000
Total Minimum	$1,000,000	N/A	$1,000,000
Total Maximum	$5,000,000	N/A	$5,000,000

* The Company will bear from $68,000 (for minimum Offering amount) up to $151,500 (for maximum Offering amount) for Offering expenses that include legal, accounting, copying and advertising expenses. See the table and footnotes on pgs. 12-13, *Use of Proceeds to the Issuer* for further disclosure.

Summary Information, Risk Factors and Dilution

Summary Information

The Company has been formed to purchase and own a portfolio of multifamily residential apartment properties in the State of Texas, specifically in either Dallas/Fort Worth or Houston metropolitan areas (one specific area). The Company's goal is to own and manage approximately 340 (based on maximum Offering of $5,000,000) rental residential apartments to generate profits from rental income of these properties.

Risk Factors

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND AN INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK. INVESTORS MUST BE ABLE TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

In making an investment decision, investors must rely on their own examination of the company and the terms of this Offering, including the merits and risks involved in making an investment decision regarding the securities described herein. These securities have not been recommended by any Federal or State Securities Commission or other regulatory authority. Furthermore, such authorities are not responsible to confirm the accuracy or determine the adequacy of this Offering.

Risks relating to the securities being offered

1) **Limited defined events of default under the notes and the lack of note indenture.**
Except for the Company's loss of title to the properties prior to notes' maturity and non-payment of principal and accrued interest within 90 days of notes' maturity, there are no other defined events of default under the notes. The Company's inability to make interest payments on the notes during 6 years prior to notes' maturity does not automatically trigger a default on the notes and will not accelerate the notes' maturity period. There is no note indenture and therefore, in the event of a default by the Company, there is no instrument that defines investors' remedies and action mechanism to collect debt in orderly manner.

2) **No market for the securities.**
The Company expects that no market for the securities will exist and, as a result, the investment in the Company is illiquid if an investor desires to liquidate their securities prior to the maturity date. If an investor attempts to sell their securities at anytime, there is no certainty that securities can be sold for full market value or at any price.

3) **Risk of complete loss of an investment.**
An investment in these securities involves the risk that the investor may suffer a complete loss of their investment as investment in real estate in general and in the Company specifically has many associated risk factors.

4) **No trustee(s) to act on behalf of the investors.**
There is no trustee to act for the debt holders (investors) in the event of default. Therefore, there is no independent third party to protect the interests of the debt holders.

5) **Lack of sinking fund.**
There is no sinking fund provided by the Company to investors during the period of note maturity. Though the Company's intention is to partially repay the investors' principal prior to note maturity, the lack of sinking fund increases the risk that at the end of holding period, if the Company cannot successfully use its anticipated exit strategies, there may not be sufficient funds for repayment. See subsection No Sinking Fund (pg. 31).

6) **Possible deficiency of funds for capital and interest distribution at the notes maturity.**
There is a risk that at the end of the notes maturity period, following the Company liquidating the properties or otherwise exiting the business, after payment of all obligations on the properties operations (including payroll), the remaining funds will not be enough to repay in full the investors' principal and any accumulated interest. In such case, the Company may choose to postpone the liquidation, refinancing or other exit strategies to a more favorable timing in order to satisfy its obligations to investors. The Company will make best efforts to repay the investors their principal balance and interest due as promptly as reasonably possible. The investors' interest will continue to accrue, but investors may have their principal "tied up" for an indefinite period. However, in the event the Company fails to repay the principal and interest with 90 days of notes' maturity, the Company will be considered in default on the notes.

Risks relating to the business of the Company

7) **The Company is in the development stage and has not engaged in any operations to date.**
The Company was recently formed (August 10, 2011), has no operating history, has yet to produce a profit and there is no assurance that it will ever be profitable. As a new enterprise, it is likely to be subject to risks that the Company has not anticipated. There is no certainty that the Company will be successful in overcoming the risks of development in order to advance beyond the development stage. There is high degree of risk in investing in development stage companies.

8) **The investment may depend on external conditions that are out of the Company's control.**
Performance of the Company's properties is likely to be dependent upon the condition of the economy in the southwestern United States, Texas in general and, specifically, the local economic, housing and rental markets where the subject rental properties are located. Such conditions are likely to influence the degree of risk for investors.

9) **At the end of investment period, marketplace maybe different than projected by the Company.**
There is a risk that during the term of the securities' maturity, due to the cyclical nature of real estate markets, the marketplace may be different than projected by the Company. These changes may affect the Company's projection for financial performance and its ability to repay the investors' capital and/or dividends.

10) **The business is competitive.**
The Company will be competing with other established companies having greater financial resources, experience, and market share than the Company. The Company has not conducted formal market studies to identify competition and analyze the Company's proposed marketing strategies.

11) **The due diligence efforts of the Company may fail to uncover material facts.**
As it is received by the Company, all information regarding the properties will be available to investors upon request. The Officers have prior experience in real estate projects and will endeavor to obtain and verify all material facts regarding the rental properties. However, it is possible that the Company will not discover certain material facts, because information presented by the current property owners, inspectors, agents, brokers, municipal bodies and/or fiduciaries may be prepared in an incomplete or misleading fashion. Failure to uncover some material information may affect Company's projected profitability and its ability to repay the investors' capital and/or dividends.

12) **Actual results may be different from the Company's projections.**
Actual Company's results may vary, perhaps materially, from the business and financial projections contained in this Offering Circular. This Circular (together with amendments, supplements and exhibits furnished to prospective investors by the Company) includes certain statements, estimates, and forward-looking projections of the Company with respect to the anticipated future performance. Such statements, estimates,

and forward-looking projections reflect various assumptions of the Company that may or may not prove to be correct and therefore involve risks and uncertainties. No representation is made, and no assurance can be given, that the Company can or will attain such results and will be able to repay investors' capital and/or dividends.

13) **Multiple factors may affect the operations of Company's multifamily rental apartments.**
Such factors include, but are not limited to the following: changing environmental regulations, adverse use of adjacent or neighboring real estate, changes in the demand for or supply of competing properties, local economic factors which could result in the reduction of the fair market value of a property, uninsured losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain any required entitlements for a reasonable cost or on reasonable conditions or within a reasonable time frame or at all, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed entitlements, problems caused by the presence of environmental hazards on a property, changes in federal or state regulations applicable to real property, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy, acts of God or other unforeseen circumstances or calamities. Each of these factors has a potential to negatively affect Company's projected profitability and its ability to repay the investors' capital and/or dividends.

14) **Risk of a change in the current federal, state and local regulations.**
Such changes may relate to the operations of the property for energy requirements or regulations, construction and building code regulations, health or safety regulations, approved property use, zoning, environmental or other regulations or modifications. All these factors are likely to have significant effects on the Company's profitability and its ability to repay investors' capital and/or dividends.

Risks relating to the financial conditions of the Company

15) **The Company depends on funds from this Offering to proceed beyond the development stage.**
If the minimum Offering amount of $1,000,000 has not been purchased prior to termination, all funds will be returned to the investors. The potential investor must realize that if their funds, including any interest earned thereon are returned, the investor may have lost the opportunity to invest that money in another investment and may have lost earning capacity on their investment during the time it is escrowed by the Company.

16) **Company is thinly capitalized.**
The owner of the Company, AFA Investments, LLC, has made only a nominal contribution to establish the Company and currently, prior to raising funds through this Offering, the Company is thinly capitalized. Pre-offering amount of the Company's net tangible assets is $4,457 (see pg. 33, part F/S, *Balance Sheet*).

17) **The Company may not be able to obtain bank financing.**
The ability to obtain bank financing is critical to the business objectives of the Company. There is a risk of the Company not receiving outside financing as a commercial real estate loan at all or on terms and conditions acceptable to the Company. In such case, the Company would not be able to achieve its objectives and purchase the anticipated number of rental apartments. The Company may decide to not move forward with acquisitions, in which case the funds will be returned to the investors. Or the Company may decide to scale down the number of apartments to purchase, whereby the financial objectives of the Company would be affected and the Company's actual profitability may differ from its projections.

18) **The Company may not achieve the financial results set forth in its financial projections.**
The business, operating and financial information contained in this Offering Circular was prepared by the Company based on the current estimate of future performance. The projected results are based on assumptions and events over which the Company has little or no control and therefore may not materialize. Additionally, the results will depend on the Company's success in managing the rental properties. The Company used its best judgment in selecting the assumptions underlying the projected information; however, the projections are uncertain because the facts underlying the assumptions may not materialize. If the assumed events do not materialize, then the actual results may vary from the projected results and the Company may be unable to repay investors' capital and/or dividends in full.

19) The Company's use of leverage influences the degree of risk of investment in the Company.
The Company's objectives include the use of leverage through trust deeds (i.e. mortgages) in the acquisition and operation of the rental properties it purchases (see pg. 13, subsection *Commercial Real Estate Loan*). The Company's use of leverage increases the risk of an investment in the Company, as it is possible that the rental income from the properties, in any month or over time, may be inadequate to make the scheduled debt service payments required on loans against the property. Therefore, if the Company is unable to make the required financing payments on a specific property, the lender could foreclose on that property and possibly on other Company's assets. In the event of property foreclosure, the Company will be considered in default on the notes (see pg. 31, *Defined Events of Default Under the Notes*) and some or all of the investment in the Company could be lost. In the case of the sale of a specific property by lender, there is a risk that the sales proceeds will not be greater than the amount needed to pay off the remaining commercial loan balance, in which case the Company would be unable to repay investors' capital and/or dividends.

20) The Company is likely to purchase multiple rental properties.
The Company plans to purchase approximately 340 rental apartments and therefore the portfolio is likely to consist of more than one property (apartment complex). As a result, the risks outlined above may be increased if operating revenue or sale/refinance proceeds from one of the Company properties may not be sufficient to offset losses in another Company property.

Risks relating to the Management of the Company

21) This is a new venture for the Management of the Company.
The Company is being formed specifically for the purpose of making an investment in the multifamily rental property and the Company has no financial records of past performance. The Officers of the Company have not owned or operated rental properties in Texas. Furthermore, the investors will not have control over the Company's day to day operations and will not be able to vote on decisions made by the Manager or Officers. Therefore, the investment in the Company is highly dependent on the Company's ability to manage the business.

22) The Management lacks experience in the Texas real estate market.
The Company's Management has no prior experience in investing in residential real estate in the Texas market. Such lack of locale-specific experience may affect the Management's effectiveness in managing the properties in profitable manner and the Company's ability to repay investors' capital and/or dividends could be affected negatively.

23) Management will be in Boston, MA while properties will be located in Texas.
The Management of the Company will be located in Boston, MA which is a far distance from the anticipated Texas properties. While it is not uncommon for management of a company to be located in a geographic area far removed from actual operations and the Company's Management will communicate regularly with on-sight staff by phone and video conferencing (as well as frequent travel to the properties), some responsibilities of Management may be better performed if Management was closer to properties.

24) Company's Directors are not independent of Management.

The Company's Directors are also acting as Executive Officers and currently there are no Directors who are independent of Management. This lack of independent Directors results in the absence of independent overseers over Executive Officers' decisions and performance.

Risks relating to the income taxes

25) The investment is expected to generate taxable income.
An investment in these securities will be affected by federal and state income taxes and investors should consider the taxable income produced by these securities. Investors should understand the importance of their marginal tax bracket in terms of any tax liability projected to be received. If the dividends from this investment put an investor into a higher tax bracket, the difference in the overall tax liability owed by an investor may exceed the dividend itself in any year. The Company will not pass-through any tax deductions from operations or depreciation from the properties.

26) The tax liability of an investor may exceed the actual cash distribution in that year.
In any investment period, the Company may decide to suspend scheduled interest payments due to a need to maintain a higher level of cash reserves, in which case there is a risk that in any tax year the tax liability owed by an investor will exceed the actual cash distribution in that year. As a result, the payment of personal income taxes may be an out of pocket expense for the investor.

27) Risk of a tax audit.
There is a risk that a tax audit of the Company's records could trigger an audit of the individual investor's tax records.

Conflict of interests

28) Involvement in similar entities by the Company's significant parties.
The Company's Manger, Officers and Directors may act as Managers, Officers, Directors and/or Members in other entities making investments similar to those of the Company. To the extent time is required by business and ownership management activities, the Manager or its Members may not be available for the daily monitoring of the Company's operations. At the time of filing this Offering, the Company's significant parties are not involved in such similar entities.

29) Other business and professional responsibilities of Company's significant parties.
The Company's Manger, Officers and Directors may have other business or professional responsibilities and interests which may demand some of their time during the life of the Company. Such responsibilities currently include Mr. Addivinola's legal practice.

30) Significant parties' ownership interest in competing properties.
The Company's Manger, Officers and Directors may come to own an interest in other properties that may compete with rental properties that will be acquired by the Company. At the time of filing this Offering, the Company's significant parties do not have ownership interests in any competing properties. The future potential competing properties are unknown.

31) Significant parties may raise funds for competing entities.
The Company's Manger, Officers and Directors who will raise investment funds for the Company, may act in the same capacity for others that may compete with the Company. At the time of filing this Offering, such competing entities are unknown.

32) The Company's CEO may become entitled to brokerage commissions.
Frank J. Addivinola, Jr., Esq., a Member of the Manager, CEO, CFO and Director of the Company is a licensed real estate broker in Massachusetts. He may become a licensed broker or gain other such credentials in the state of Texas that will enable him to participate in a real estate brokerage commissions paid on the disposition of Company's property.

33) Company's Executive Officers' ability to make independent decisions may be diminished.
The Company's Executive Officers are affiliated with each other by marriage (see pg. 27, subsection *Family Relationships*) and therefore, their ability to make business decisions independently of each other may be diminished.

34) Executive Officers may render services to the Company.
The Company's CEO and CFO, Frank J. Addivinola, Jr., may provide professional services to the Company (such as legal and brokerage services). However, such transactions will be performed on arm's length basis and billed at rate standard to such services to be provided. If the transaction is within the scope of Mr. Addivinola's duties to the Company, the Company would not be billed for such service.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

Dilution

The securities offered are debt securities (notes of debentures) and do not have any ownership or voting rights in the Company and therefore, there is no dilution following their issuance.

Plan of Distribution

Direct Offering by the Company

The securities are not offered through an underwriter. The securities are offered directly by the Company on best effort basis through efforts of the Company's Officers – Mr. Addivinola, CEO, CFO and Ms. Chuvilina, COO – who will conduct the marketing and selling of the securities. Mr. Addivinola will act as the primary contact for potential investors in this Offering.

AFA Investments, LLC and the issuer's Officers are not offered compensation, bonus or other incentives in connection with sale of the securities. AFA Investments, LLC, Mr. Addivinola and Ms. Chuvilina are not registered as broker-dealers and rely on Rule 3a4-1 under the Securities and Exchange Act of 1934 as associated persons of an issuer (partner, officer, director, or employee) who meet the conditions required by the Rule 3a4-1. AFA Investments, LLC, Mr. Addivinola and Ms. Chuvilina are:

- not subject to a statutory disqualification (as per paragraph (a)1 of Rule 3a4-1);
- not compensated in connection with their participation by commissions or other remuneration directly or indirectly based on transactions in securities (as per paragraph (a)2 of Rule 3a4-1);
- not associated persons of a broker or dealer at the time of their participation (as per paragraph (a)3 of Rule 3a4-1);
- meet the conditions A, B and C of paragraph (a)4(iii) by restricting their participation to the following activities:
  - prepare any written communication or deliver such communication through mail or other means that does not involve oral solicitation of a potential purchaser;
  - respond to inquiries of a potential purchaser in a communication initiated by the potential purchaser (provided that the content of such responses are limited to information contained in the offering document);
  - perform ministerial and clerical work involved in effecting transactions.

Jurisdiction & Solicitation

The Offering will be registered in the Commonwealth of Massachusetts and the securities will be offered directly to investors in Massachusetts. The solicitation methods will include direct mail marketing, media advertising, investor referrals (no commissions paid) and direct personal contact with potential investors.

Commencement and Termination

The commencement date of this Offering is the date when the Offering becomes qualified by both the Securities and Exchange Commission and the Massachusetts Securities Division. The termination date is 12 months after the commencement date or when the offering is fully subscribed at $5,000,000 whichever is earlier. The Company reserves the right to terminate the Offering at any time after the minimum of $1,000,000 has been reached, if the Company decides that raised funds are sufficient for the Company's objectives. The Company also reserves the right to extend the termination date beyond 12 months period by additional 120 days at any time prior to the original termination date only if the minimum of $1,000,000 is reached. However, it is the Company's current intention not to extend the termination date.

Officers' Participation

The Company's Officers, Mr. Addivinola and Ms. Chuvilina, are not restricted from participating in the purchase of securities. Any persons that are affiliated with the Officers or have any prior professional or personal relationship with them can participate in the purchase of securities.

Suitability Standards

The securities offered by the Company are debt securities and are only being offered to qualified investors who meet the Suitability Standards established by the Company and the definition of "Accredited Investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933 based on the following:

1. Any bank as defined in Section 3(a)(2) of the Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Administration Act of 1958; any plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self directed plan, with decisions made solely by persons that are accredited investors.
2. Any private business development company per Section 202(a)(22) of the Investment Advisers Act of 1940.
3. Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.
4. Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer.
5. Any natural person whose individual, net worth or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000.
6. Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same level in the current year.
7. Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) and
8. Any entity in which all of the equity owners are accredited investors.

In addition to "Accredit Investor" requirement, the Company has established Suitability Standards for the protection of all investors. The Company strives to achieve an "investor profile" whereby investors have similar investment experience, ability to make investment decisions, appreciate the risks associated with the Offering and have financial capabilities to bear the these risks.

The Suitability Standards for an investment in the Company were established after considering the Risk Factors (pgs. 5-9, items 1-34) and are as follows:

- Investors should be financially able to bear the risk of a complete loss of their investment because an investment in real estate, like most other businesses, has many risk factors associated with it.
- Investors should be prepared to continue in the investment until disposition of all the Company's properties because an investment in these securities may have little, if any, liquidity and a market for the resale of these securities may not exist. Investors should be in a financial position that will enable them to hold the securities for the period of time projected, or longer, and this investment should be considered long term in nature.
- Investors should be in financial position not to rely on the interest payments generated by these securities for the purpose of paying their living expenses. It is possible that the Company will determine to fund additional reserves from the cash flow generated by the properties in any period if at the time it will be beneficial (or critical) for the investment as a whole and there may not be any cash available for interest payments from operations.

The Company requires all potential investors to complete a Subscription Agreement (Exhibit 3.01, pgs. 62-75) prior to the purchase of the securities whereby they acknowledge that they meet the "Accredited Investor" requirements, established suitability standards and have read the Risk Factors associated with this investment.

Right of Refusal and Consent to Transfer

The Company reserves the right to refuse the purchase of the securities by any individual if the Company has reasonable basis to believe that this individual is not fit for this investment or for any other reason. Investors wishing to transfer their securities are required to obtain the consent of the Company prior to such transfer. The "Accredited Investor" requirements, Suitability Standards and the requirement to complete the Subscription Agreement apply to any future investors who wish to purchase from an existing investor. The Company reserves a first-right of purchase, but not an obligation, for any investor seeking to sell their securities.

Minimum Offering

The funds are to be placed in escrow bank account (pg. 30, subsection *Escrow*) until the minimum amount of $1,000,000 is reached. If the minimum amount is not reached by the termination date, all funds will be returned within 14 days to the investors or their designated self-directed retirement account (if such account was used to purchase securities). See pg. 7, *Risk Factors*, item 15.

Use of Proceeds to the Issuer

The Company has been formed to purchase, own and operate a portfolio of multifamily residential apartment properties. Excluding the offering expenses, the remainder of Offering proceeds will be used by the Company to purchase apartment properties according to the table below. The following table reflects the allocation of Offering proceeds if the Company raises $1,000,000, $3,000,000 or $5,000,000. The actual allocation will be extrapolated based on the actual amount of raised capital according to the table below and calculated based on the percentages.

	$1,000,000		$3,000,000		$5,000,000	
	Amount	%	Amount	%	Amount	%
Total Proceeds	$1,000,000	100%	$3,000,000	100%	$5,000,000	100%
Less: Offering Expenses						
Commissions & Finder's Fees	$0	0%	$0	0%	$0	0%
Legal Expenses[1, 2]	$50,500	5.05%	$74,200	2.47%	$93,500	1.87%
Accounting Expenses[3]	$9,000	0.9%	$9,000	0.3%	$9,000	0.18%
Copying & Advertising[4]	$8,500	0.85%	$22,800	0.76%	$49,000	0.98%
Net Proceeds from Offering	$932,000	93.2%	$2,894,000	96.47%	$4,848,500	96.97%
Use of Net Proceeds						
Property Acquisitions Costs[5] (due diligence & property inspections)	$4,500	0.49%	$14,200	0.49%	$23,800	0.49%
Capital Improvement Reserves[6]	$43,000	4.63%	133,800	4.63%	$224,500	4.63%
Property Acquisition[7] (25% of purchase price & closing fees)	$884,500	94.87%	$2,746,000	94.87%	$4,600,200	94.87%
Total Use of Net Proceeds	**$932,000**	**100%**	**$2,894,000**	**100%**	**$4,848,500**	**100%**

[1] Includes a minimum of $50,500 and a maximum of $93,500 for legal services associated with preparation and filing of this Offering Circular. These expenses include the Company's formation and incorporation fees, preparation and filing of this Offering Circular with Securities and Exchange Commission and Massachusetts Securities Division, filing fees and other expenditures pertaining to filing of the Regulation A Offering, as well as preparation and review of prospective subscribers' documents.

[2] Legal services are provided by and will be paid to the Law Office of Frank J. Addivinola, Jr. where the CEO, CFO and Director of the Company is a principal founder. See further disclosure in subsection *Legal Services* (pg. 29).

See pg. 9, *Risk Factors*, item 34.

[3] Accounting services are provided by paid to Rucci, Bardaro & Barrett, PC for services provided in connection with preparation of this Offering Circular and during the funding of this Offering until Offering termination.

[4] Includes a minimum of $8,500 and a maximum of $49,000 for advertising, printing and other administrative and promotional expenses associated with solicitation costs for raising capital through this Offering. These expenses include database preparation and management, stationary and postage, fees for media advertizing, printing of this Circular for prospective subscribers, subscriber communications and presentations and all other expenses associated with raising private capital.

[5] Property Acquisitions Costs include the costs of identifying, inspecting and negotiating for the rental apartments, costs of professional inspectional services such as: building, zoning, environmental, structural, appraisal and other specialized evaluations of the property, as well as travel expenses for property inspections and execution of the purchase. See pg. 26, subsection *Acquisition Costs*.

[6] Capital Improvement Reserves will be held by the Company and used as needed for any anticipated, unexpected or emergency expenditures associated with management, maintenance and operating of the properties that are not budgeted into the property's scheduled operating expenses covered by the rental revenue. Such expenses may include, but are not limited to: interior and exterior upgrades (painting, windows, fixtures and flooring), landscaping, appliance repair/replacement, roof repair/replacement, plumbing, electrical or HVAC work. The funds can also be used to cover any unexpected revenue shortfalls for scheduled management and maintenance (including payroll expenses), lender debt payments, taxes, utilities and other such necessary operating expenses. These funds will NOT be used to make scheduled capital/dividend repayments to subscribers or to pay executive compensation except for the compensation that accrued prior to purchasing the properties and commencement of operations.

[7] This amount will be used as a down payment on the identified properties to obtain a 70% LTV (loan-to-value) commercial real estate loan and for the associated closing fees charged by the lending institution. The amount of such loan is anticipated to be between $2,063,800 (Minimum Offering) to $10,733,800 (Maximum Offering). See subsection *Commercial Real Estate Loan* below for further disclosure.

Commercial Real Estate Loan

To acquire the anticipated residential apartments, the Company will combine investor funds raised through this Offering with a commercial real estate loan from an institutional lender. See pgs. 7-8, Risk Factors, items 17, 19.

The amount of funds to be borrowed from an institutional lender is anticipated to be seventy percent (70%) loan-to-value (LTV) of the properties purchase price. If this Offering raises the maximum amount of $5,000,000, the commercial loan would amount to approximately $10,733,800 with conventional terms offered by the lender. The commercial real estate loan's LTV may be as low as 65% or as great as 80% whereby the Company will use the net Offering proceeds for a down payment between 35% to 20%.

If the Company will raise less than the maximum Offering amount, the number of apartments purchased and the amount of the commercial real estate financing will be scaled down proportionally. However, the loan amount is anticipated at the same LTV.

The exact lender and specific loan terms are not known at the time of filing this Offering. The approval for a commercial real estate loan depends on common factors characteristic to standard commercial real estate loans and the associated underwriting process. However, the Company has reasonable basis to believe that it will be able to obtain such a commercial real estate loan because the funds raised by this Offering will be used for down payment equal to 30% of the purchase price. Based on current commercial real estate underwriting criteria, a down payment of 30% is considered sufficient to secure a loan on properties similar to those anticipated to be purchased by the Company.

Additionally, the property's financial data is evaluated by the lender to ensure that the property's net operating income (after operating expenses) has sufficient capacity (debt coverage ratio) to cover the monthly scheduled mortgage payments. For the first year of operations, the Company anticipates a debt coverage ratio higher than the benchmark of 1.25 used in commercial real estate loans.

Loan Terms and Conditions

The terms and conditions of an institutional loan cannot be precisely determined by the Company at the time of this Offering. The Company uses conservative assumptions based on the current real estate lending trends, with the projected fixed annual percentage rate (APR) of 5.5%, amortized over 30 years with a 10 year note term. However, at the time of filing this Offering, the APR range for commercial real estate loan with such terms is between 4.1 to 5.0%. Therefore, the Company may be able to obtain better than projected loan terms (interest rate, amortization, loan term) and the projected profitability may increase from the current financial projections. There is a chance, however, that the Company will have to obtain less favorable terms and the Company may agree to such terms if they do not significantly alter the projected profitability targets. The Company reserves the right during the life of this investment (6 years) to refinance the loan with the same or a different lender if the Company's management decides that the Company can obtain better than original terms and such refinance is financially or strategically beneficial to the Company.

Dependency on Funding

In the event the Company raises only the minimum amount ($1,000,000) and commercial or other financing is not available to the Company, the Company will not move forward with anticipated operations and will not purchase properties. All invested funds will be returned to the subscribers and their purchased debt notes will be recalled.

The ability to obtain bank financing is critical to the business objectives of the Company. See pg. 7, *Risk Factors*, item 17 for risks associated with the Company not receiving outside financing as a commercial real estate loan in which case the Company would not be able to achieve its objectives.

Current Indebtedness

The Company does not have any current indebtedness and none of the Offering proceeds would be used to retire indebtedness except for expenses incurred as part of Offering expenses and described in the table of use of Offering proceeds (pg. 12).

Assets to Be Acquired

The Company does not intend to use any amount of the Offering proceeds to acquire assets outside the ordinary course of the Company's business. The assets that the Company will acquire with the Offering proceeds are approximately 340 (for maximum Offering) residential rental apartments in Texas which comprise the business of the Company. Additionally, a portion of capital – in the form of reserves amounting to $224,500 (for the maximum Offering) that the Company is planning to set aside (see pg. 12, table of use of proceeds, item *Capital Improvement Reserves*) – may be used to purchase assets necessary for operating rental apartments (e.g. supplies, tools and equipment). However, such assets would be strictly within the scope of the Company's business and no assets will be purchased from the Company's Officers, Directors, employees, stockholders or other associated parties.

Offering expenses

Legal, accounting, copying and advertising expenses associated with the costs of this Offering (see pg. 12, table of use of proceeds, category *Offering Expenses*) will initially be advanced by the Company's Manager and the Offering sponsor, AFA Investments, LLC. These expenses include the costs for the Company incorporation fees, legal services associated with preparation of the Offering Circular, Massachusetts' Offering filing fees, services of independent accounting firm to review Company's financial statements, advertising and marketing costs for the purpose of raising capital. Therefore, legal, accounting, copying and advertising expenses will be reimbursed from the gross Offering proceeds by the Company to the Manager.

Legal Services Disclosure

The Company hereby discloses that the legal services associated with this Offering are provided by Law Office of Frank J. Addivinola, Jr., where the Chief Executive Officer (CEO) & Chief Financial Officer (CFO) of the Company – Frank J. Addivinola, Jr. – is a principal founder. He is the ultimate person to make decisions for the Company throughout its existence (see disclosure in Part I - *Notification*, Item 8 – *Relationship with Issuer of Experts Named in Offering Statement*). The legal expenses of this Offering will be paid to the Law Office of Frank J. Addivinola, Jr. billed at a standard rate for similar professional services. See pg. 29, subsection *Legal Services* for further disclosure.

Description of Business

Company's Current Activities

Currently, the Company is identifying rental properties that meet the Company's criteria by communicating with commercial real estate brokers and property sellers. The Company is raising private capital through this Offering Circular that will be combined with a commercial real estate loan (see pg. 13, subsection *Commercial Real Estate Loan*) for the acquisition of the rental properties. At the time of filing this Offering, no commercial real estate loan applications have been submitted to any lender and the Company has not made offers on any properties or entered into negotiations on any property. After the Company starts to raise capital and has some degree of certainty that it will have the necessary capital to complete the purchase, then the Company will make offers and negotiate on identified properties.

Activities Following Capitalization

Following the present stage of capitalization, the Company will complete property identification and purchase negotiations and execute a Purchase and Sale Agreement. The Company will complete all necessary due diligence prior to acquiring legal title to the properties. After the purchase of properties, the Company's Officers will oversee the management, rental and maintenance operations.

Number of Apartments to Be Purchased

If the Company raises the maximum Offering amount of $5,000,000, it will purchase approximately 340 rental units at an approximate purchase price of $45,100 per unit. This purchase price was determined by the Company after analyzing the real estate inventories in Dallas/Fort Worth and Houston markets for comparable properties. The primary resource used for this analysis was LoopNet – the largest listing service for residential and commercial real estate in the nation which also tracks sales volume, purchase prices and other real estate market trends. The Company reviewed the listings of properties that most closely represent the properties anticipated to be purchased in terms of property size, location and amenities and determined that the approximate price range for apartments similar to those anticipated to be purchased by the Company is between $39,000 and $49,900 per unit. The approximate number of anticipated rental units is calculated based on the Offering proceeds available for investment (see pg. 12, table of use of proceeds, line *Property Acquisition*) combined with commercial financing (see pg. 13, subsection *Commercial Real Estate Loan*) taking into account lender's loan origination fees and closing costs.

In the event the Company raises significantly less than $5,000,000, the Company will scale down the number of rental units to be purchased. Due to the nature of the business the Company intends to engage in, the operating expenses of the Company can be increased or decreased proportionally to the total number of rental units because the majority of operating expenses (e.g. property insurance, real estate taxes, utilities, labor, monthly mortgage payments) is directly proportional to the property size and number of rental apartments.

During the life of this investment (6 years), the composition of the Company's real estate portfolio may change in terms of number of units owned. Such change would be caused by the Company's potential future decision to sell some property and instead acquire a different property. However, if such transactions will take place, the Company will not change its business strategy and all properties owned by the Company during the 6 year investment period will belong to the same asset class and share similar property characteristics (see subsection *Property Characteristics*, pg. 26).

Objectives and Activities

The Company will purchase residential multifamily rental properties that at the time of the purchase will have high occupancies and potentially produce cash flows necessary to support all of the operating expenses. The Company will be conducting thorough due diligence (i.e. physical, structural, environmental, zoning and legal inspections) and financial audits of identified properties to verify the properties' reported income and expenses. The scope of the Company's future operations is asset management, property maintenance and improvement, tenant relations, marketing and filling vacancies with qualified residents. Property operations require maintaining the properties' interiors, exteriors and surrounding grounds in a functional, safe and attractive condition. Additionally, as asset manager, the Company will monitor and administer the properties' cash flows and expenses.

The tasks of property leasing, management and maintenance will be performed by professional individuals and industry-specific contractors hired by the Company on a permanent basis (see discussion on pgs. 20-22) and contracted on temporary basis when necessary (e.g. licensed plumbers, HVAC technicians, electricians etc.). The Company will act as a supervisor and administrator over these ongoing and occasional operations and also monitor parties performing the daily duties of property leasing, management and maintenance.

Company's Markets and Market Trends

The residential multifamily rental industry has been long established in the United States and, according to the 2010 U.S. Census, about 22% of the residential buildings in the nation are multifamily apartment properties. Private individuals, partnerships and corporations of various sizes are in the business of owning and/or managing multifamily residential apartment properties.

The Company's analysis and market research indicate that multifamily property prices to market-rent ratio in Texas presents a favorable real estate investment environment. For the past three decades, Texas experienced the highest year-over-year increase in the number of residents whereby the state is currently the second most populous state in the United States with over 25 million residents according to the 2010 Census. The U.S. Census bureau also projects that the Texas population will exceed 33 million residents by 2030. Additionally, Texas is the state with the highest recorded private sector employment growth among the largest US states for the past decade (see pg. 88, Exhibit 7.01: *Demographic & Economic Data*, Fig. 3) and is projected to continue this trend.

The population of the Houston metro area, according to the Houston-Galveston Area Council's Regional Growth Forecasts, will grow from the current 5.9 million (U.S. Census 2010) to 7.6 million people by 2025 (29% increase) and to 10.1 million by 2040 (additional 33% increase with an overall 72% increase).

The population of the Dallas/Fort Worth Metroplex, according to projections from the Texas State Data Center, will grow from the present 6.3 million (U.S. Census 2010) to 7.9 million by 2025 (increase of 26%) and to 10.1 million by 2040 (additional 28% increase and an overall 61% increase).

The Company will own and operate rental properties in the greater metropolitan areas of Dallas/Fort Worth or Houston. These metropolitan areas are located within the most populous area of Texas – Central Texas Triangle (see pg. 87, Exhibit 7.01: *Demographic & Economic Data*, Fig. 1), also known as "Texaplex", where about 80% of the Texas population resides. For the Company's objectives, both markets appear equally attractive, but the ultimate decision will depend on the location of the most well-suited property at the time when the funds are available for purchase. The Company will purchase real estate in only one market, not both.

Due to the strong rental demand in these areas, the rental rates for residential apartments remain in the higher range of the market. According to the 2010 Census, 52.5% of the Texas population that rents their primary residence pays between $500 and $999 per month. The following tables illustrate the average monthly rents for apartments similar to those that the Company intends to purchase.

Actual rents vary by property based on factors such as apartment size, location, amenities and other objective and subjective factors. The Company cannot guarantee that it will meet these rents.

Dallas-Fort Worth, TX Metropolitan Area		
Apartment type	Comparable Average Market Rent[1]	HUD 2011 Fair Market Rent[2]
Efficiency	$450-500	$649
1 bedroom	$550-650	$719
2 bedroom	$785-925	$868
3 bedroom	$925-1050	$1,130

[1] Average comparable monthly rent for Dallas surveyed from the national rental portal www.rent.com for apartment communities similar to those anticipated by the Company

[2] The Final HUD FY 2012 Dallas, TX HFMR (Housing Fair Market Rents) for All Bedroom Sizes (www.hud.gov)

Houston, TX Metropolitan Area		
Apartment type	Comparable Average Market Rent[3]	HUD 2011 Fair Market Rent[4]
Efficiency	$450-500	$694
1 bedroom	$550-685	$772
2 bedroom	$850-950	$937
3 bedroom	$965-1100	$1,249

[3] Average comparable monthly rent for Houston from the national rental portal www.rent.com.

[4] The Final HUD FY 2012 Houston-Baytown-Sugar Land, TX HFMR for All Bedroom Sizes (www.hud.gov)

Competition

The principal competitors of the Company will be apartment communities within 10 mile radius from the Company's properties. To be considered a competitor, an apartment community must be similar in interior appointments and exterior quality of maintenance and offer similar community amenities. At the time of filing this Offering, the main future competitors of the Company cannot be named because the specific neighborhoods and specific properties are not yet identified, therefore it is not possible to name the exact properties the Company will be competing with. There are multiple competing apartment complexes ran by either private landlords, larger real estate investment groups or national real estate corporations. See pg. 6, *Risk Factors*, item 10.

Competitive Strategies

While the Company does not intend to compete on price and will align the rents with the local market rate, it will compete with other rental providers based on resident experience and excellent customer service. The Company will use resident retention programs, timely maintenance response systems and efficient operations of the properties to maximize occupancy and increase profitability. Additionally, the Company is not bringing more rental units to the market because it will purchase already existing properties and will improve their operations and financial performance.

The Company will compete with other local rental apartment providers by emphasizing desirable and high quality rental options to residents at competitive rates. While competition exists among many apartment complexes, residents use certain criteria to select a particular rental complex to reside in. The analysis of online renters' resources, show that when choosing the apartment community renters emphasize location, curb appeal and property amenities, while the number of bedrooms, apartment size and interiors design play an important role in selecting a particular apartment. Potential renters, when deciding between competing apartment complexes, with factors like property location, apartment size and rental rates being equal, tend to select an apartment community with better maintained exteriors, interiors and grounds that indicate more professional and responsive management services. The primary online renters' resources analyzed by the Company for this purpose are City-Data.com (discussion boards) and ApartmentRatings.com (for resident reviews on comparable apartment communities).

Not all apartment communities compete well in terms of property maintenance, grounds upkeep or quality of resident services. The Company's competitive strategy is to allocate approximately 55% of its operating revenue to property maintenance and management. At this ratio, the Company will provide living conditions superior to competing properties that offer higher perceived value (the number of positive subjective benefits as compared to competing properties with similar rental rates) to the residents. The Company's ratio of 55% for operating expenses is approximately 7 percent higher than the industry average for this property type and will allow the company to have the additional workforce and financial resources to offer higher quality apartments that attract desirable and stable residents. This level of expenditures for property maintenance and management allows the Company to compete for qualified renters, maximize occupancy rates and retain its resident base which results in less vacancies and potentially greater positive cash flow.

Marketing and Advertising

The Company will use a wide range of advertizing and marketing strategies to target the local population of potential residents. These marketing strategies include media advertizing in local newspapers, apartment rental publications and promotional signage on the property exterior. Additionally, the Company will extensively use electronic marketing that includes featuring its apartments on rental web sites and portals, advertizing in targeted search engines and increasing its apartment communities' presence in social media outlets. The Company will establish comprehensive web sites designated for each apartment community where potential residents can learn about rental choices, rates, apartment and community features, view sample floor plans and photographs of the apartments and complete the rental application inquiry form.

The Company will market to employees of the businesses located in close proximity to the properties, reach out to local communities and organizations, and large employers such as hospitals and universities. The Company will also work with local independent rental fee-based agents that provide rental services to prospective residents. Additionally, the Company will utilize incentives and rewards for current and potential residents to maximize occupancies and reduce turnover frequency. Such incentives include move-in and renewal bonuses, gifts and discounts.

Patents, Copyrights, Trade Secrets etc.

The Company's operations do not depend, and are not expected to depend upon patents, copyrights, trade secrets, know-how or other intellectual property or proprietary information.

Company's Employees and Organizational Structure

The Company is in the development stage and currently, other than the Executive Officers (see part I – *Notification*, item 1(b), *Issuer's Officers*), has no employees.

This diagram illustrates the Company's projected organizational structure.



Chief Executive Officer
Chief Financial Officer
Chief Operating Officer
Executive Team
Director of Operations
Management Division
Property Managers
Leasing Associates
Maintenance Manager
Maintenance Division
General Maintenance
Painters
Grounds Crew
Janitorial Staff

Executive Team

The Executive Team will consist of the following key members.

The *Chief Executive Officer* (CEO) of the Company shall have such powers and perform such duties as appropriate to the Office.

Chief Executive Officer (Mr. Addivinola) shall:

- Provide vision and develop organizational targets
- Identify, develop and direct the implementation of business strategy
- Plan, identify and execute real estate acquisitions
- Lead the Executive team to achieve organizational effectiveness
- Direct the organization's activities to achieve stated targets
- Identify, recruit and develop significant employees of the Company
- Maintain and develop organizational culture, values and reputation
- Report to investors on organizational plans and performance
- Execute the responsibilities according to lawful and ethical standards

The *Chief Financial Officer* (CFO) shall have charge and custody of and be responsible for all funds and securities of the Company, receive and oversee monies due and payable to the Company, monitor all deposits in the name of the Company, and perform duties incident to the Office.

Chief Financial Officer (Mr. Addivinola) shall:

- Develop financial strategies and business planning
- Monitor reporting and accounting as per regulatory and legal requirements
- Analyze and interpret financial statistical data and reports
- Oversee the filing of tax forms, periodic reports and investor accounts
- Manage communications with and oversee distributions to investors
- Develop and monitor standards for financial performance and regulatory adherence
- Implement financial staff management, recruitment, selection and training
- Oversee Company insurance, leasing, contracts and agreements, legal activities, major contractual and regulatory bodies relationships
- Execute the responsibilities according to lawful and ethical standards

The *Chief Operating Officer* (COO) shall see that all notices are duly given as required by law, be the custodian of Company's records, keep records of each investor's account, in the absence of the CEO, perform all duties incident to the office of CEO and other duties as assigned by the CEO.

Chief Operating Officer (Ms. Chuvilina) shall:

- Plan, develop and implement strategies for operational management
- Direct functions and performance of the Management division
- Establish and maintain systems for measuring operational effectiveness
- Develop strategic planning and forecasting
- Work collaboratively with members of the Executive team
- Initiate development of operational strategies and performance
- Oversee external marketing activities of promotion and advertising
- Integrate with organizational requirements for quality management, health and safety, legal stipulations, environmental policies and general duty of care
- Execute the responsibilities according to lawful and ethical standards

Mr. Addivinola and Ms. Chuvilina are husband and wife (see pg. 27, subsection *Family Relationships*, and pg. 9, *Risk Factors*, item 33. The Company's Officers will not work under employment agreements.

Management and Maintenance Divisions

Concurrent with the purchase of the properties, the Company has identified a need for the following key Management and Operational personnel based on a proposed acquisition of approximately 340 rental units. The workforce is divided into Management and Maintenance divisions with the *Director of Operations* overseeing both divisions and reporting to the Executive Team.

The Director of Operations is directly responsible for daily communications between the Executive Team and the Maintenance and Management divisions; will oversee the purchase and operations of the properties, receive reports about upcoming and completed maintenance projects.

Director of Operations shall:

- Act as a liaison between the Executive team and Management & Maintenance divisions
- Communicate with division managers to understand all necessary aspects and needs of operations and ensure fulfillment of operational objectives, purposes and achievements
- Monitor budgets and targets for Management & Maintenance divisions
- Execute divisional staff recruitment, development, training and management
- Maintain and distribute record reporting to executive team
- Develop and manage purchasing policy and project prioritization
- Communicate with staff and residents
- Negotiate with suppliers and contractors
- Forecast, plan and meet operation targets

The Management division includes the administrative, bookkeeping, leasing activities (e.g. processing rental applications, collecting rents, renewing leases, scheduling move-in, marketing scheduled vacancies and showing available apartments), procurement, maintenance scheduling, responding to and processing maintenance requests from residents and overseeing resident relations and communications.

Key personnel of the Management division includes two *Property Managers* responsible for coordinating the above tasks, four part-time *Leasing Associates* primarily responsible for tenant relations and leasing activities, and one *Maintenance Manager* who coordinates all maintenance requests and oversees the employees of the Maintenance division and contracted services for maintenance at the properties. Each Property Manager will be directly responsible for approximately 230 rental units and oversee two part-time Leasing Associates.

Property Managers shall:

- Interpret instructions from the Executive team and implement actions according to administrative policies and procedures
- Report to Director of Operations
- Meet organizational performance plans within agreed budgets and timescales
- Implement resident retention strategies to achieve identified targets
- Optimize quality service, occupancy growth and resident satisfaction
- Maintain and develop corporate image and reputation with residents and third parties
- Work collaboratively with the Maintenance manager to ensure maintenance request fulfillment for resident satisfaction
- Manage relevant reporting of management and financial information
- Oversee market research, competitor evaluation and resident surveys
- Plan marketing activities to achieve occupancy targets
- Manage and oversee direct reporting staff within Management division

Leasing Associates shall:

- Implement appropriate marketing efforts to current and prospective residents
- Utilize systems of response and follow up to rental inquiries
- Process rental applications for credit & criminal reports and employment verification
- Report on resident experiences and quality assurance
- Maintain and report on marketing and rental activities
- Develop and promote the Company's brands via suitable PR activities
- Maintain and develop a computerized resident and prospect database
- Plan, execute and support local rental marketing activities
- Utilize promotions, advertising, exhibitions and telemarketing

The Maintenance Manager is responsible for the maintenance of the entire portfolio and will supervise approximately 11 employees within the Maintenance division.

Maintenance Manager shall:

- Lead the Maintenance division staff to ensure timely execution of property maintenance tasks
- Report to Director of Operations
- Utilize systems of response and follow up to maintenance requests from residents
- Meet organizational performance plans within agreed budgets and timescales
- Manage and oversee direct reporting staff by delegating tasks to appropriate maintenance team members or third-party contractors
- Facilitate compliance with building, safety and regulatory requirements
- Negotiate and oversee periodic purchasing contracts
- Stock inventory, materials and supplies management
- Manage and control Maintenance division expenditures

The Maintenance division is responsible for performing both scheduled and resident-requested maintenance tasks including preparing upcoming vacancies for rent-ready condition, periodic painting upkeep and cleaning of the apartments and common areas, maintaining electrical, plumbing and other systems in working condition and general grounds and pool upkeep. The key personnel of the Maintenance division include two skilled General Maintenance employees, one skilled Assistant Maintenance staff, two Grounds Crew, four Painters and two part-time Janitorial staff. While most routine maintenance work will be performed by the Company's Maintenance division, some specific tasks that require specialized expertise (e.g. plumbing, electrical, HVAC) may need to be contracted out to third-party tradesmen services.

The proposed staff structure is based upon approximately 340 rental units with a projected scheduled turnover rate of 14 rental units per month. Each unit will be painted, repaired, cleaned and upgraded as necessary prior to new resident move-in. The Company's philosophy is to provide clean, safe and attractive apartments to current and prospective residents to maximize rental revenue and maintain a competitive advantage.

Workforce Budget

Within the Management division, the allocated budget for the Director of Operations, one Property Managers, one Maintenance Manager and three Leasing Associates is $249,750 per year which includes wages, benefits and incentives. This is calculated with annual wages and benefits for the Director of Operations of up to $62,000, Property Manager of up to $50,000, each part time Leasing Associate of up to $26,250 and for the Maintenance Manager of up to $59,000.

Within the Maintenance division, the allocated budget for one full time and one part time General Maintenance staff, one Assistant Maintenance staff, one Grounds Crew, three Painters and one Janitorial staff is

$256,350 per year which includes wages, benefits and incentives. This total is calculated on annual wages and benefits for each General Maintenance employee of up to $47,500 (full time), an Assistant Maintenance staff of up to $37,500, Grounds Crew of up to $31,200, each Painter of up to $31,200 and Janitorial employee of up to $22,800.

Workforce Projections

In summation, based on the above workforce assumptions, the Company anticipates to employ a total of 14 full and part time employees, not including the Officers, within 12 months following the purchase of properties. This estimate is based upon the assumption that the Company will raise the Maximum Offering of $5,000,000 and will purchase approximately 340 rental apartments. The total number of employees will decrease if the Company raises significantly less funds and, as a result, will purchase fewer apartments. The following table represents approximate number and allocation of future employees if the Company raises $1,000,000, $3,000,000 and $5,000,000.

	$1,000,000 ~ 35 units	**$3,000,000 ~ 203 units**	**$5,000,000 ~ 340 units**
Director of Operations	---	1 full time	1 full time
Property Managers	1 full time	1 full time	1 full time
Maintenance Manager	1 full time	1 full time	1 full time
Leasing Associates	---	2 part time	3 part time
General Maintenance	---	1 full time	1 full time & 1 part time
Assistant Maintenance	---	1 part time	1 full time
Grounds Crew	1 full time	1 part time	1 full time
Painters	*Contracted out*	2 full time	3 full time
Janitorial	*Grounds Crew*	1 part time	1 full time
Employees Total	**4 full time**	**6 full time 4 part time**	**10 full time 4 part time**
Total Annual Wages	**$140,200**	**$382,750**	**$506,100**

Influence of Governmental Regulations on Business

Federal, state and local authorities and agencies can impose a wide range of governmental regulations pertaining to operating residential rental property. Federal, state and local authorities that oversee and regulate rental residential properties have general police powers to maintain health, safety, welfare and morals of the community. Building, health and fire department have authority to order a whole property or individual apartments to be vacated if they are non-compliant with certain code requirements. They can order certain work to be performed on the property before it can be deemed habitable and can be rented. Additionally, these authorities can impose penalties on owners of rental properties for code violations as prescribed by their regulations and statutes.

The Company will take necessary measures to comply with such regulations even though some compliance may result in substantial financial expenditures by the Company and may affect its financial performance. However, all operators of rental properties are subject to the same regulations and the Company and all properties need to comply with any applicable changes in governmental regulations.

The Company will put forward its best efforts during due diligence process, prior to acquisition of the properties, to uncover any existing or potential issues regulated by federal, state and local laws pertaining to operating rental multifamily apartment properties. The Company intends to purchase properties free of any substantial environmental, health, hazard or safety violations. However, the possibility exists that the Company will not be able to discover some of these issues and this may result in a partial or complete, temporary or permanent ban on leasing the units (see pg. 6, *Risk Factors*, item 11). Additionally, due to the nature of real property ownership, other regulatory or environmental issues absent at the time of the purchase may develop during the ownership of the properties (see pg. 7, *Risk Factors*, item 14). Moreover, the chance exists of government regulations to affect the rental rate that the Company (and all competing rental property owners) will be able to charge its residents; currently there are no known or anticipated regulations to this effect in the markets where the Company will purchase its properties.

Entity Ownership Structure

The Company, Texaplex Properties, LLC, is the State of Massachusetts Limited Liability Company and a subsidiary of AFA Investments, LLC (also the Massachusetts Limited Liability Company). AFA Investments, LLC is the parent and Manager of the Company, as well as its Sponsor for the purposes of filing this Offering and raising capital.

AFA Investments, LLC will guide the Company through the development, capitalization, acquisition and operational phases. From its operating revenue, the Company will pay its Manager a fee for Administrative and Office Expenses of 3.5% of the Effective Gross Income for administering the fund, a Massachusetts office expenses, scheduled investor communications, periodic government (e.g. SEC, IRS etc.) and investor reporting, accounting and internal audits and *key man* life insurance (see pg. 29, subsection *Key Man Life Insurance Policy*).

For a further disclosure, AFA Investments, LLC owns 100% of the Company and is owned and controlled by the Company's Executive Officers and Directors, Frank J. Addivinola, Jr. (51%) and Angelica Chuvilina (49%). Mr. Addivinola and Ms. Chuvilina are husband and wife (see pg. 27, subsection *Family Relationships*, and pg. 9, *Risk Factors*, item 33).

Company is in Development Stage

The Texaplex Properties, LLC was established to acquire, own and manage approximately 340 residential rental apartments in the State of Texas. The Company was registered as a Massachusetts Limited Liability Company on August 10, 2011 with AFA Investments, LLC as the Manager. AFA Investments, LLC is managed by its principals and Managers, Frank J. Addivinola, Jr., Esq. and Angelica Chuvilina.

As a newly formed venture in the early stage of capitalization, Texaplex Properties, LLC does not have a history of operations (pg. 6, *Risk Factors*, item 7 and pg. 8, item 21) and currently does not own significant assets (see pg. 33, part F/S, table *Balance Sheet*). The Company's pre-organizational activities included industry research by its Manager, investigation of national, several regional and local real estate markets, financial analysis of representative properties in target rental markets and business planning.

The Company is in the development stage and since the day of inception till filing of this Offering Circular, its activities were focused on preparation and filing of this Offering Circular and preparation of financial forecasts and detailed comprehensive business plan. The Company's Officers traveled to Houston and Dallas/Fort Worth markets to view multifamily properties available at the time and communicate with local industry professionals. Currently, Officers continue to monitor the inventory of multifamily real estate assets in the target markets to identify any ongoing changes in the supply/demand and pricing trends.

Following the filing and qualifying of this Offering by the Securities and Exchange Commission (SEC) and the Massachusetts Division of Corporate Finance, the Company will begin marketing this Offering, soliciting for investments and identifying specific multifamily properties. The acquisitions of the properties will take place after the Offering termination (see subsection *Commencement and Termination*, pg. 10).

Investment Objectives

A fundamental principle for the success of this Offering is the proper selection of the target rental multifamily real estate. Factors that affect the quality of the investment are the physical and financial condition of the rental apartments and will be carefully evaluated prior to purchase. The Company anticipates purchasing properties that have high and stable occupancies (minimum of 85% initial occupancy), sustainable financial performance and a desirable location (i.e. proximity to schools, employment centers and transportation routes).

If there is a delay in selecting target properties, the expenses incurred by the Company will be minimal because ownership of the property triggers the majority of operating expenses. Therefore, a delay in property selection and purchase will not result in significant financial losses from fixed or variable operating expenses.

If there is a delay in employing on-site personnel to manage the properties, the Company will contract with a third party professional property management company. The rate for such services is comparable to the management expenses to be incurred by the Company and this should not increase the operating expenses.

If there is a delay in completing immediate repairs to the interiors and exteriors of the apartments, this could be due to a lower than anticipated turnover rate during lease renewals and this should not affect the effective gross income because interior repairs are schedule during resident turnover. With a lower than expected turnover rate of less than 14 units per month, there would be a delay in completing scheduled property upgrades, but it would not affect Company's financial projections.

If there is a delay in achieving a stable occupancy rate of greater than 90%, the Company will increase incentives offered by the resident retention programs and increase the marketing and advertising budget. This would create a temporary decrease in cash flow because the effective gross income would be lower than projected while the operating expenses would increase which would result in higher operating expenses to revenue ratio. The Company is aware that achieving a stable occupancy is critically important for the profitability of the Company and initial occupancy rate is an important criterion in the property selection process.

Risk of Cash Flow and Liquidity Problems

At the present time, the Company is not experiencing any cash flow problems because there are no significant cash needs until the Company purchases the rental apartments. The Company will not have any significant operating expenses to support until it acquires the rental properties. Until the properties are purchased, the compensation to the Company's Officers is not due (pg. 29, subsection *Scheduled Officers' Compensation*). The Director of Operations may be employed by the Company prior to property purchase, but his or her compensation will accrue not sooner than 30 days prior to property purchase and will be due after and subject to the purchase. Other anticipated Management and Maintenance staff will be hired after the property purchase and commencement of Company's operations. From the date of purchase, the majority of the Company's operating expenses will be property-related. The Company is not in breach of any note, loan, lease or other indebtedness or financing arrangements. The Company is not bound by such obligations at the time of filing this Offering.

The Company believes that its business concept will allow it to avoid cash flow problems by acquiring rental apartment properties that generate sufficient revenue at the time of purchase to meet expenses. However, in real estate business, there is an inherent risk of potential cash flow or liquidity problems and therefore the Company will fund Capital Reserves (see pg. 12, table of use of proceeds). Additionally, from Net Operating Income of the properties, the Company will reserve surplus revenue each month for potential cash flow deficiencies. However, if Company's efforts to address cash flow and liquidity problems fail, the Company will not be able to make scheduled dividend payments to its investors. If the Company experiences severe cash flow problems, the Company would not be able to make scheduled mortgage payments and the Company's properties could be lost to commercial lender.

Future Need to Raise Funds

Aside from this Offering and commercial real estate mortgage, the Company does not plan to raise additional funds to support its future operations.

As stated in subsection *Risk of Cash Flow and Liquidity Problems* (above), the nature of the proposed business provides that cash requirements for property operations are supported by the rental cash flow of the property. Additionally, there are no significant anticipated cash needs for the Company until the properties are purchased. Therefore, the Company is not planning to raise additional funds to support its operations neither through sale of shares nor through other financing sources. At the present time, the Company doesn't have known external sources of additional funding.

Dependency on Rental Income

The Company is relying on funds generated by rental revenue from the apartments to support operations of the business. While the Company is not able to support this claim by past performance because the Company is in the development stage, the Company's business model is to acquire residential rental properties that at the time of purchase have a history of sufficient occupancy for profitable operations. The due diligence on the target rental properties will be completed prior to purchase. Due diligence includes in-depth financial analysis of the properties' operations and verifications of all financial and operating data. If due to some unanticipated events, rental cash flow for the purchased properties will not support the cash requirements for property operations, it would have a negative effect on the Company's ability to operate the properties, to make mortgage payments and to distribute scheduled dividend payments to investors. The potential consequences may include the loss of the properties to the secured mortgage lender and the loss of the subscribers' investment balance.

Repayment of Subscribers & Exit Strategies

The Company is anticipating retiring the investors' debt at the end of the 6 year maturity period. While Company will not be under obligation do make any capital repayments prior to note maturity, the Company reserves the right to make early partial capital repayments.

At the end of the 6 year subscription period, the Company will use one of the few possible strategies to repay the investors the balance of their capital investment. One possible exit strategy is to liquidate (sell) the rental apartment properties and use the sale proceeds to repay the investors. Another exit strategy is to refinance the commercial loan on the property to generate funds to be used to retire the investors' debt. The third exit strategy is to refinance the investors' debt (i.e. raise private capital from new investors) to retire the notes of the original investors.

The choice of the exit strategy will depend on the number of conditions and circumstances at the time of the notes' maturity such as: the properties' assessed value, the capital markets, present and forecasted real estate market conditions, interest rates and other national and local economic factors.

Procedures Relating to Non-Payment of Obligations

In the event that the Company cannot make or fails to make the required quarterly interest payments on the notes during the 6 years prior to notes' maturity, the investors will be promptly notified in writing when the Company becomes aware of its inability to make a scheduled payment. Such written notice will include the reasons for the Company's cash flow deficiency and the explanation about the efforts taken, and to be taken, by the Company to address these problems. However, such inability to make scheduled interest payment may be of a temporary nature and will not automatically trigger the Company's default on the notes. The interest will continue to accrue on the investors' principal. The Company's failure to make scheduled interest payments prior to notes' maturity will not automatically accelerate the notes' maturity period.

There are two defined events of default under the notes: 1) non-payment of investors' principal and accrued interest within 90 days of notes maturity and 2) Company's loss of title to the properties prior to notes' maturity. However, in the event of loss of title to the properties, the investors' remedies are limited to legal actions against the Company that will become a burden and expense to the investors. The Company may file for bankruptcy protection under applicable Bankruptcy Law. See pg. 5, *Risk Factors*, item 1.

See pg. 31, subsection *Defined Events of Default Under the Notes and the Lack of Note Indenture.*

Description of Property

Current Status

At the time of filing this Offering, the Company neither owns nor leases any real estate. Also, the Company has not selected specific properties to purchase, did not make offers or entered into negotiations on any property because the availability of specific properties depends on the timing of available funds raised by this Offering. The Company's objective is to make offers and negotiate on properties after the Company starts to raise capital and has the necessary funds to complete the purchase. Also, the Company did not establish any banking relationships with any lender or loan sources and did not submit any commercial real estate loan applications or secured additional financing in any other manner because the Company needs to receive initial funding from this Offering to obtain a commercial real estate loan. As per section "Use of Proceeds to the Issuer" (pgs. 12-13), the company will use the Offering proceeds for a 30% down payment on commercial real estate loan. This down payment amount is estimated to be between $884,500 (for a minimum Offering of $1,000,000) and $4,600,200 (for a maximum Offering of $5,000,000) to obtain a commercial loan between $2,063,800 and $10,733,800 accordingly. See subsection *Commercial Real Estate Loan* (pg. 13) and subsection *Loan Terms and Conditions* (pg. 14).

General Description of Future Properties

Pursuant to raising funds from this Offering, the Company anticipates purchasing approximately 340 rental apartments in the Dallas/Fort Worth or Houston metropolitan areas of Texas (see pg. 16, subsection *Company's Markets and Market Trends*). For the purpose of this Offering, these multifamily rental properties will be the product / service that the Company offers to generate revenues. Some areas within the properties will be utilized for the Company's leasing offices, maintenance rooms, storage for tools and equipment, garages, and other purposes associated with managing and maintaining residential rental apartments. The Company will not be required to pay rent in order to utilize such areas.

Additionally, there will be areas within the properties that will be shared by all residents of those properties and may include pools and pool decks, fitness room, community room, playground, parking lots, laundry facilities, tennis courts and other areas for recreational purposes. Such areas will not be leased to the residents, but will be available and accessible only by residents of that property and their guests. However, the possibility exists that some common areas will generate additional cash flow if the Company provides vending, laundry or storage services (directly or through the third-party contractor). Additionally, the Company may lease space to third-party service providers or commercial tenants (if the property has such capacity) to generate additional revenue.

Property Characteristics

While the exact characteristics of future properties will be known when the Company finalizes the selection of properties, the anticipated major characteristics of the property are as follows:

Combined number of rental apartments: approximately 340 units

Geographical area: Dallas/Fort Worth metropolitan area or Houston metropolitan area

Year built: 1980s-1990s (possibly older if there were recent major renovations and upgrades)

Construction type: garden, townhouse, low-rise, mid-rise

Minimum initial rental occupancy: 85%

Acquisition Costs

The Company has allocated a budget of $23,800 (for maximum Offering) for acquisition costs (identifying, inspecting and negotiating; see pg. 12, table of use of proceeds, item *Property Acquisition Costs*) associated with purchasing the properties. Such costs are normally paid by the buyer (the Company) and include professional inspectional services such as: building, zoning, environmental, structural, appraisal, legal, financial and other specialized evaluations and verifications of the property. For the identified properties, the Company will conduct a financial audit prior to conducting any other physical inspections in order to verify that the subject property fits the Company's financial criteria before undertaking more costly inspections.

If the Company raises less than maximum amount of $5,000,000 and seeks to purchase fewer than 340 apartments, these acquisition costs will reduce proportionally because most such inspections are usually priced by the size (per unit) of the property. The acquisition costs also include the expenses for the Company Officers to travel to the identified properties to inspect them and to execute purchase documents and finalize the purchase.

Directors, Executive Officers and Significant Employees

Directors and Executive Officers

At the time of filing this Offering, the Company has two Directors who are also serving as the Executive Officers of the Company.

The Company's Chief Executive Officer and Chief Financial Officer, as well as one of the Directors, is Mr. Frank J. Addivinola, Jr., Esq. (51 years old). Mr. Addivinola is the founder of the Company and its parent company, AFA Investments, LLC where he controls 51%.

The Company's Chief Operating Officer and Director is Ms. Angelica Chuvilina (27 years old), a co-founder of the Company and its parent company, AFA Investments, LLC where she controls 49%.

The Company anticipates having up to three Directors. No person has yet been nominated to become the third Director (in addition to Mr. Addivinola and Ms. Chuvilina). The third Director position, if filled, will be held by a person independent of Mr. Addivinola and Ms. Chuvilina. However, the majority of the Company's Directors (two out of three) will not be independent of Management and currently both serving Directors are members of Management (see pg. 8, *Risk Factors*, item 24).

No other Executive Office positions have been established for the Company and no persons have been nominated to hold any additional Executive Office positions.

Significant Employees

As per discussion in subsection *Management and Maintenance Divisions* (pgs. 20-21), subsequent to purchase of the properties and commencement of operations, the Company anticipates to fill certain staff positions several of which are considered "significant employees". Such significant employees will be Director of Operations, Property Managers and Maintenance Manager. The positions of Property Managers and Maintenance Manager (as well as Leasing Associates and all Maintenance Division's staff) will be filled by persons residing in the area where properties are to be purchased because these positions assume full time presence on the property.

Family Relationships

Frank J. Addivinola, Jr. (CEO, CFO & Director) and Angelica Chuvilina (COO & Director) are married (see pg. 9, *Risk Factors*, item 33)

Business Experience

For a full resume of Mr. Frank J. Addivinola, Jr., see pgs. 81-86, Exhibit 6.01: *Curriculum Vitae.*

Between 1983 and 1993, Frank J. Addivinola, Jr., the CEO and CFO of the Company, found and managed a real estate company that owned rental apartments and condominiums. He managed and supervised a staff of 17 employees and additional sub-contractors, executed feasibility studies and financial analysis, negotiated profitable acquisitions and secured financing, supervised renovations and construction, matched and qualified prospective buyers for listings, prepared Purchase and Sales agreements. He established two condominium associations, developed their by-laws, rules and regulations and served as their President.

Mr. Addivinola holds JD and LLM degrees from Suffolk University Law School, an MBA and a Master of Science in Technology Management from University of Maryland, Master of Science in Biotechnology from Johns Hopkins University, ALM in Biology from Harvard University and BA in Biology from Williams College.

From 2001 to 2006, Frank J. Addivinola, Jr. served as Managing Director of Odessa Group, an organization that managed rental apartments for private landlords. Odessa Group was engaged in apartment leasing, management and maintenance activities for long-term and short-term residential and corporate rentals. Angelica Chuvilina, the COO of the Company, served as the Executive Administrator for Odessa Group from 2003 till 2009 and was directly responsible for coordination of operating activities of the organization.

Officers' Employment for past 5 years – Frank J. Addivinola, Jr., Esq.

9/2010 - present: Northeastern University, Boston, MA, Instructor for Introduction to Law
Classroom instructor in undergraduate program for Law, Policy and Society majors.

11/2009-present: Law Office of Frank J. Addivinola, Jr., Boston, MA, Founder & Principal
Landlord/ tenant law, zoning, contract review and negotiations, business formation and filings, business permitting, business and corporate consulting, alternative dispute resolutions (ADR), estate planning, employment law, intellectual property.

1/2009-present: Boston Science Review, Boston, MA
Founder and scientific editor for OnlineMCATprep.com, MCAT test preparation service in Biological and Physical Sciences for medical school applicants.

9/2008-12/2011: Lasell College, Newton, MA, Instructor for Forensic Chemistry & Nutrition
Classroom instructor in the undergraduate program.

1/2008-6/2011: Quincy College, Quincy, MA, Instructor for Biological Sciences
Instructor for Biology I & II, Microbiology, Physical Science, Nutrition, Anatomy & Physiology.

6/2001-12/2006: Odessa Group, Odessa, Ukraine, Managing Director
Analyzed and identified budgetary issues to optimize the financial performance of business operations, identified and addressed complex local and international business and tax issues, used financial proformas to meet targeted projections, developed methods for financial reporting.

Employment for past 5 years – Angelica Chuvilina

11/2009-present: Law Office of Frank J. Addivinola, Jr., Boston, MA, Paralegal
Prepared and summarized contracts and legal documents including civil motions, performed legal and records research, checked legal forms for accuracy, prepared reports and correspondence.

6/2003-9/2009: Odessa Group, Odessa Ukraine, Executive Administrator
Executed strategies for operational management, directed and supervised functions and performance of customer service and IT departments, directed external marketing activities of promotion and advertising, monitored and reported on operational effectiveness, ensured compliance with organizational requirements and government regulations.

Officers' Involvement in Company's Operations

Mr. Addivinola will be spending approximately 85% of his time on the Company's matters as its CEO, CFO and Director. Ms. Chuvilina will be spending approximately 90% of her time on the Company's matters. The Officers will be involved in overseeing property operations both remotely (from Massachusetts) and by frequently traveling to the properties for which the Company has budgeted within its operating expenses.

Involvement in Legal Proceedings

Neither the Company nor its Officers and Directors are subject or a party to any known present or potential litigation. None of the Officers or Directors are bound by prior non-disclosure agreements as a condition of employment and they have not taken precautions to avoid claims from prior employers.

None of the Company's Officers and Directors filed a voluntary or involuntary petition under the Bankruptcy Act or any State insolvency law within the past five years.

None of the Company's Officers and Directors was convicted in criminal proceedings.

Remuneration of Directors and Officers

Currently, the Company's Officers (and Directors) do not receive or accrue compensation. The Officers' compensation will accrue 90 days prior to the date of closing on the rental properties. The accrued compensation to Officers is subject to purchase of the property and the payment of compensations accrued prior to purchase will be due after the purchase and commencement of operations.

Subordination of Officers' Compensation

Compensation for Officers of the Company is partially subordinate to the interest payments of the investors. Each quarter, after the Company pays operating expenses and mortgage payments the Manager, AFA Investments, LLC, will receive a payment equal to 50% of total scheduled Officers' compensation. After the interest payments to investors are made, the Manager will receive another 50% of Officers' compensation. Such subordination structure is designed to provide incentive for the Officers to oversee and monitor the properties operations in an efficient and profitable manner.

Scheduled Officers' Compensation

The Company anticipates compensating the Manager for the remuneration of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer in the annual amount of $232,000 calculated at $147,000 for the annual salary and benefits of the Chief Executive and Chief Financial Officer and $85,000 for the annual salary and benefits of the Chief Operating Officer.

Key Man Life Insurance Policy

The Company is planning, upon acquisition of the rental properties, to obtain a life insurance policy on Chief Executive Officer, Frank J. Addivinola, Jr., and Chief Operating Officer, Angelica Chuvilina, for up to $2,000,000 each with beneficial proceeds paid to the Manager. The purpose of key man life insurance is to compensate for any financial losses to the Company caused by any interruptions in operations in the event of the premature passing of an Executive Officer.

The cost of the life insurance policy for both Officers is included in the Admin and Office Fee of operating expenses (see pg. 23, subsection *Entity Ownership Structure*).

Security Ownership of Management and Certain Security Holders

The Company is a Limited Liability Company and therefore does not have any shares (common or preferred stock). The Company's Manager, AFA Investments, LLC, holds a 100% ownership interest in the Company. AFA Investments, LLC is owned and controlled by Frank J. Addivinola, Jr. (51%) and Angelica Chuvilina (49%), the Officers and Directors of the Company. Mr. Addivinola and Ms. Chuvilina are husband and wife. See pg. 27, subsection *Family Relationships*, and pg. 9, *Risk Factors*, item 33. No other Company's Officer, Director or other associated person, except those named above, holds any interest ownership in the Company.

Interest of Management and Others in Certain Transactions

Legal Services

The legal services in connection with this Offering are provided by the Law Office of Frank J. Addivinola, Jr. These services include the Company's formation and associated fees, preparation and filing of this Offering Circular and all associated fees and expenses, preparation and review of all future investors' documents and agreements. These services are anticipated to range between $50,500 (for minimum Offering) and $93,500 (for maximum Offering) billed at the standard rate for such services (see pg. 12, table of use of proceeds). The Company's CEO, CFO and Director is a principal founder of the firm and therefore has a material interest in this transaction.

Other Transactions

The Company has not made loans to any of its Officers, Directors, key personnel, other affiliated persons or any persons related to them. None of Company anticipated transactions of purchase or sale of assets will directly or indirectly affect interests of the Company's Officers, Directors, significant employees or other affiliate persons and persons related to them. The real property is not to be purchased from the Officers, Directors or affiliates of the Company.

Securities Being Offered

Securities

The Company is offering debt securities (notes of debentures) at the price of $25,000 per security with a minimum purchase per subscriber of 2 securities ($50,000) and no maximum purchase. The minimum total offering amount is $1,000,000, the maximum offering amount is $5,000,000. The security holder does not receive any cumulative or other voting rights.

Escrow

Investors' funds are deposited into escrow until the acquisition of the rental properties and earn the market rate according to the terms offered by the escrow bank. Per the Company' escrow agreement with the bank (see pgs. 76-79, Exhibit 4.01: *Escrow Agreement*), the Company will not have access to investors' funds until the Offering reaches its minimum amount of $1,000,000. If the Offering doesn't reach this minimum before termination (12 months from the commencement date), all funds will be returned to the investors or their designated self-directed retirement accounts (where applicable). See pg. 7, *Risk Factors*, item 15.

Interest & Interest Payments

The Company offers an escalated fixed interest rate based on the individual initial investment. The securities (notes of debentures) offered by the Company are paying a fixed annual simple interest rate between 6.00 and 7.00% according to the following schedule:

Initial Investment:	**Interest Rate:**
$ 50,000 – 75,000	6.00 %
$ 100,000 – 225,000	6.30 %
$ 250,000 – 475,000	6.50 %
$ 500,000 – 975,000	6.75 %
$ 1,000,000 and over	7.00 %

The interest offered to the subscribers according to the above schedule initiates from the purchase of the properties and the commencement of business operations. The Subscribers will receive the instruments defining their rights as a security holder – Note of Debenture (pg. 61, Exhibit 2.01) and Subscription Agreement (pgs. 62-75, Exhibit 3.01) – where the Note of Debenture's issue date is the date when the note starts earning the interest.

Interest is to be paid by the Company quarterly to the subscribers. Table *Projected Schedule of Distributions to Investors* (part F/S, pg. 34) describes the distribution schedule according to which the Company will distribute its first interest payment to subscribers after the close of the second full quarter from the purchase date of the property. For example, if the closing date is December 15, the first interest payment will be distributed on June 30 and each quarter thereafter (March 31, June 30, September 30, December 31). Interest payments and statements of accounts will be issued within 10 business days from the close of the quarter. If the initial subscription funds were designated from a self-directed retirement account (i.e. IRA, Keogh account) the scheduled interest payments will be issued to the self-directed retirement account of the subscriber.

There are no provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets. However, the Company may decide in any period to withhold the interest payments if it is for the overall benefit of the business and the investors to do so (such as funding additional reserves or necessary maintenance and upgrade projects).

Due to multiple risk factors (pgs. 5-9, *Risk Factors*, items 1-34), there is no guarantee that the Company will be able to make projected interest payments on anticipated time schedule or at all. See subsection *Procedures Relating to Non-Payment of Obligations* (pg. 25) and *Defined Events of Default Under the Notes and the Lack of Note Indenture* (below).

Defined Events of Default Under the Notes and the Lack of Note Indenture

There are two (2) defined events of default under the notes.

1) Non-payment of investors' principal balance and accrued interest within 90 days following the date of notes' maturity. If the Company fails to repay investors' principal and accrued interest within 90 days of notes maturity, the Company will be considered in default on the notes regardless of the fact whether the Company still maintains legal title to the properties.

2) Company's loss of title to the properties prior to notes' maturity. As the Company maintains the legal title to the purchased rental properties during the six years prior to notes' maturity, the Company will not be considered "in default" to note holders. In the event the Company loses the properties' ownership to the holder of the commercial real estate mortgage or another entity via court proceedings, the notes will become due.

There is no note indenture and therefore, in the event of a default by the Company, there is no instrument that defines investors' remedies and action mechanism to collect debt in orderly manner. See subsection *Procedures Relating to Non-Payment of Obligations* (pg. 25) and subsection *Risk Factors*, item 1 (pg. 5).

Maturity

The securities have a maturity period of six (6) years and are not callable or subject to redemption prior to maturity; at the end of maturity period the Company is obligated to repay the investors' principal balance and accrued interest within 90 days following the date of notes' maturity and investors are required to accept the return of their funds. The Company reserves the right to repay the investors' principal balance and all accrued interest any time prior to notes' maturity and redeem the notes. The securities are not convertible. The transfer of these securities is restricted and investors are required to obtain the consent of the Company prior to any transfer. See Risk Factors, specifically items 6 (pg. 6) and 19 (pg. 8) affecting the repayment at maturity.

Capital Repayment

The Company is anticipating retiring the investors' debt at the end of the 6 year maturity period. The full balance of the subscribers' capital will be repaid by one of the several exit strategies (pg. 25, subsection *Repayment of Subscribers & Exit Strategies*). While Company will not be under obligation do make any capital repayments prior to note maturity, the Company reserves the right to make early partial capital repayments.

No Sinking Fund

There is no mandatory sinking fund (see pg. 6, *Risk Factors*, item 5). Because there is no obligation for the Company to repay any note principal prior to the note maturity date, each note is analogous to a balloon mortgage, in which all principal is due at the end of the loan term. Due to this fact and the fact that there will be no sinking fund to fund the repayment of the note principal, the notes offered by the Company will involve greater risks than notes where the principal is repaid during the loan term or where there is a sinking fund.

Subordination & Priority

The Company is raising funds through this Offering to purchase real property consisting of approximately 340 multifamily rental apartments. The securities offered by the Company are in the form of debt financing. The assets of the Company are tangible real property held in the name of the Company.

Following the subscription of this Offering, the Company will incur a mortgage secured by the multifamily rental properties that comprise the business of the Company (see pg. 13, subsection *Commercial Real Estate Loan*). Therefore, the Company will be obligated to satisfy the mortgage payments prior to disbursement to the subscribers. However, aside from acquisition financing (i.e. mortgage), the Company will not incur additional secured debt other than for the repayment of the balance of the investors' capital at the maturity of the securities.

The commercial real estate mortgage is superior to the interest of the subscribers of this Offering and that of the Company. The securities are subordinated in right of payment of interest and principal to satisfying obligations to the commercial real estate lender. As standard in real property financing procedures, in the event of default, the mortgagee (i.e. commercial lender) has the right to foreclose on the property to recapture the outstanding balance of the note. If there are surplus proceeds following the sale of the property by mortgagee, any party with an interest in the Company's assets (i.e. subscribers), can assert those claims against the Company and its assets. See pgs. 7-8, *Risk Factors*, items 17, 19 for risks associated with commercial real estate loan.

If the Company is in arrears on scheduled interest payments, the cash distributions can be made to the Company's Manager, AFA Investments, LLC, for the purpose of satisfying any payroll and property management obligations (except for partial subordination of Officers' compensation as per subsection *Subordination of Officers' Compensation*, pg. 29). At the notes' maturity, if the company has liquidated the properties (or otherwise obtained funds for capital repayment), no cash distributions can be made to the Company's Manager, AFA Investments, LLC, or its affiliates before the investors' principal and any remaining interest is repaid (with the exception of outstanding property management, maintenance and payroll obligations accrued prior to the liquidation of Company's property). See subsection *Risk Factors*, item 25 (pg. 8).

Personal Tax Consequences

Investors should be aware of their individual tax consequences of buying the securities offered by the Company. The securities offered are debt securities and do not carry a pass-through of the Company's losses or depreciation to individual investors.

The Company will issue Form 1099 annually to each subscriber and each subscriber will be responsible for paying their income taxes on the interest earned.

Subscribers should be aware of their individual income tax bracket and understand the impact of earned interest on their tax bracket. If a subscriber's income is close to the tax bracket margin, this earned income may increase their overall tax bracket and the increase in their overall income tax liability may exceed the interest income earned on the securities held.

Subscriber should also be aware of their responsibility for tax liability on interest earned from the securities even if no interest payment was made.

The repayment of subscribers' original capital, both throughout the investment period and at the maturity, is not a taxable event.

If the original investment was made from an individual retirement account (or other tax-deferred account), all distributions of interest and capital will be made to that account and are subject to the income tax terms pertinent to such retirement account.

Subscribers should seek advice from their tax consultant to get a full understanding of all tax consequences of this investment for their personal situation. See also pgs. 8-9, *Risk Factors*, items 25-27.

RUCCI, BARDARO & BARRETT PC
Certified Public Accountants and Business Advisors

Texaplex Properties, LLC
(A Development Stage Company)

BALANCE SHEET

February 29, 2012

ASSETS

CURRENT ASSETS		
Cash	$	600
EQUIPMENT		3,857
TOTAL ASSETS	$	4,457

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Due to Related Party	$	46,500
MEMBER'S CAPITAL, including deficit accumulated in the development stage of $46,500		(42,043)
TOTAL LIABILITIES and MEMBER'S CAPITAL	$	4,457

The accompanying notes are an integral part of the financial statements

919 Eastern Avenue, Malden, MA 02148 Tel (781) 321-6065 Fax (781) 321-7747
303 Wyman Street, Suite 300, Waltham, MA 02451 Tel (781) 861-1590 Fax (781) 863-2438
7 Main Street, Atkinson, NH 03811 Tel (603) 362-8383 Fax (603) 362-5299

NOTE A - DEVELOPMENT STAGE OPERATIONS

Texaplex Properties, LLC (the "Company") was registered as a Massachusetts Limited Liability Company on August 10, 2011 and was established to acquire, own and manage approximately 340 residential rental apartments in the State of Texas.

The Company, since the day of inception, was focused on preparation and filing of an Offering Circular and preparation of financial forecasts and a comprehensive business plan. The Company is identifying rental properties that meet the Company's criteria and is raising private capital that will be combined with a commercial real estate loan for the acquisition of rental properties.

To date, no commercial real estate loan applications have been submitted to any lender and the Company has not made offers on any properties or entered into negotiations on any property. After the Company starts to raise capital and has some degree of certainty that it will have the necessary capital to complete the purchase, the Company will make offers and negotiate for identified properties. After the purchase of properties, the Company's Officers will oversee the management, rental and maintenance operations.

The Company has one member, which is a Massachusetts Limited Liability Company. This member (the "Parent Company") is the Manager of the Company, as well as its Sponsor for the purposes of raising capital.

The Parent Company will guide the Company through the development, capitalization, acquisition and operational phases. From its operating revenue, the Company will pay its Manager a fee for Administrative and Office Expenses of 3.5% of the Effective Gross Income for administering the fund, its Massachusetts office expenses, scheduled investor communications, periodic government (e.g. SEC, IRS etc.) and investor reporting, accounting and internal audits and key-man life insurance.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Cash and Cash Equivalents**
   The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. The Company held no cash equivalents at February 29, 2012.

2. **Equipment**
   Equipment is stated at cost. Depreciation is computed using straight-line methods over estimated useful lives ranging from 5-7 years. Normal repair and maintenance costs are expensed as incurred.

3. **Income Taxes**
   The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. The Member is taxed on the Company's earnings.

   FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes* (FASB ASC 740-10) clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before recognized in the financial statements. It also provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures and transition relating to the adoption of the new accounting standard.

   The Company's 2011 tax year is subject to examination.

4. **Estimates**
   The presentation of financial statements in conformity with generally accepted accounting principles requires the use of member's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. **Fair Value Measurement**

The Company applies SFAS No. 157, *Fair Value Measurements* (FASB ASC 820-10) for valuing fair value measurements on financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. A fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company had no significant financial assets requiring further disclosure under this topic.

NOTE C - CONCENTRATION OF CREDIT RISK

The Company maintains cash in interest-bearing bank accounts, which are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC) through December 31, 2013. Cash in interest-bearing bank accounts may exceed FDIC insurance limits from time-to-time during the year in the ordinary course of business, which Management does not believe exposes the Company to significant risk of loss. As of February 29, 2012, the Company did not have cash in interest-bearing accounts in excess of FDIC insured amounts. The Company also maintains cash in non-interest-bearing bank accounts, which are insured in full through December 31, 2012.

NOTE D - EQUIPMENT

As of February 29, 2012, equipment was comprised of $3,857 Furniture and Fixtures, which had not yet been placed in service.

NOTE E - RELATED PARTY TRANSACTIONS

Legal services are provided by a law office owned by the Executive Officer. Chief Financial Officer, and principal founder of the Company. This Officer is also a member of the Parent Company. The legal expenses will be paid to the law office and have been billed at a standard rate for similar professional services.

Legal, copying and other costs of raising capital have been advanced by the Parent Company. These reimbursable costs include the costs for the Company organization fees. legal advertising and marketing costs associated with preparation of an Offering Circular. The total costs incurred for the period August 10. 2011(inception) through February 29. 2012 were $46.500. The total amount due to the Parent Company at February 29. 2012 was $46.500.

SCHEDULE OF PROJECTED INTEREST YIELD & DISTRIBUTIONS

THERE IS NO GUARANTEE THAT THE COMPANY WILL BE ABLE TO MAKE PROJECTED INTEREST DISTRIBUTIONS ON ANTICIPATED TIME SCHEDULE AND/OR AT ALL. SEE PGS. 5-9, *RISK FACTORS*.

$50,000 at 6.00%	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**6-year total**
Principal Balance	50,000	50,000	50,000	50,000	50,000	50,000	**50,000**
Accrued Interest	3,000	3,000	3,000	3,000	3,000	3,000	**18,000**
Interest Distributions	2,250	3,000	3,000	3,000	3,000	3,750	**18,000**

$100,000 at 6.30%	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**6-year total**
Principal Balance	100,000	100,000	100,000	100,000	100,000	100,000	**100,000**
Accrued Interest	6,300	6,300	6,300	6,300	6,300	6,300	**37,800**
Interest Distributions	4,725	6,300	6,300	6,300	6,300	7,875	**37,800**

$250,000 at 6.50%	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**6-year total**
Principal Balance	250,000	250,000	250,000	250,000	250,000	250,000	**250,000**
Accrued Interest	16,250	16,250	16,250	16,250	16,250	16,250	**97,500**
Interest Distributions	12,187.50	16,250	16,250	16,250	16,250	20,312.50	**97,500**

$500,000 at 6.75%	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**6-year total**
Principal Balance	500,000	500,000	500,000	500,000	500,000	500,000	**500,000**
Accrued Interest	33,750	33,750	33,750	33,750	33,750	33,750	**202,500**
Interest Distributions	25,312.50	33,750	33,750	33,750	33,750	42,187.50	**202,500**

$1,000,000 at 7.00%	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**6-year total**
Principal Balance	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	**1,000,000**
Accrued Interest	70,000	70,000	70,000	70,000	70,000	70,000	**420,000**
Interest Distributions	52,500	70,000	70,000	70,000	70,000	87,500	**420,000**

EXHIBITS

TABLE OF CONTENTS

EXHIBIT 1.01
CERTIFICATE OF ORGANIZATION
AFA Investments, LLC

MA SOC Filing Number: 201151038980 Date: 8/8/2011 9:39:00 PM

The Commonwealth of Massachusetts
William Francis Galvin

Minimum Fee: $500.00

Secretary of the Commonwealth, Corporations Division
One Ashburton Place, 17th floor
Boston, MA 02108-1512
Telephone: (617) 727-9640

Certificate of Organization

Federal Employer Identification Number: 452877387 *(must be 9 digits)*

1. The exact name of the limited liability company is: AFA INVESTMENTS, LLC

2a. Location of its principal office:

No. and Street: 276 WASHINGTON STREET
#305

City or Town: BOSTON State: MA Zip: 02108 Country: USA

2b. Street address of the office in the Commonwealth at which the records will be maintained:

No. and Street: 276 WASHINGTON STREET
#305

City or Town: BOSTON State: MA Zip: 02108 Country: USA

3. The general character of business, and if the limited liability company is organized to render professional service, the service to be rendered:

ACQUISITION, DEVELOPMENT AND MANAGEMENT OF ASSETS AND THE ACQUISITION, HOLDING, LEASING, DEVELOPMENT, CONVEYANCE, AND OTHERWISE DEALING IN REAL PROPERTY, EITHER ALONE OR IN CONJUNCTION WITH OTHER INDIVIDUALS AND ENTITIES, AND ANY BUSINESS RELATED THERETO OR USEFUL IN CONNECTION THEREWITH. THE LLC SHALL BE PERMITTED TO ENGAGE IN ANY AND ALL LAWFUL BUSINESS ACTIVITIES, TRADE OR PURPOSE INCLUDING THE GUARANTEE OF OBLIGATIONS OF ANY MEMBER OR AFFILIATE OF ANY MEMBER.

4. The latest date of dissolution, if specified:

5. Name and address of the Resident Agent:

Name: FRANK J. ADDIVINOLA, JR.

No. and Street: 276 WASHINGTON STREET
#305

City or Town: BOSTON State: MA Zip: 02108 Country: USA

I, FRANK J. ADDIVINOLA, JR. resident agent of the above limited liability company, consent to my appointment as the resident agent of the above limited liability company pursuant to G. L. Chapter 156C Section 12.

6. The name and business address of each manager, if any:

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code
MANAGER	FRANK JOHN ADDIVINOLA JR.	276 WASHINGTON ST. #305 BOSTON, MA 02108 USA

MANAGER	ANGELICA CHUVILINA	276 WASHINGTON ST. #305 BOSTON, MA 02108 USA

7. The name and business address of the person(s) in addition to the manager(s), authorized to execute documents to be filed with the Corporations Division, and at least one person shall be named if there are no managers.

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code

8. The name and business address of the person(s) authorized to execute, acknowledge, deliver and record any recordable instrument purporting to affect an interest in real property:

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code
REAL PROPERTY	FRANK JOHN ADDIVINOLA JR.	276 WASHINGTON ST. #305 BOSTON, MA 02108 USA

9. Additional matters:

SIGNED UNDER THE PENALTIES OF PERJURY, this 8 Day of August, 2011,
FRANK J. ADDIVINOLA, JR.
(The certificate must be signed by the person forming the LLC.)

THE COMMONWEALTH OF MASSACHUSETTS

I hereby certify that, upon examination of this document, duly submitted to me, it appears that the provisions of the General Laws relative to corporations have been complied with, and I hereby approve said articles; and the filing fee having been paid, said articles are deemed to have been filed with me on:

August 08, 2011 09:39 PM

WILLIAM FRANCIS GALVIN

Secretary of the Commonwealth

EXHIBIT 1.02
CERTIFICATE OF ORGANIZATION
Texaplex Properties, LLC

MA SOC Filing Number: 201151112590 Date: 8/10/2011 4:56:00 AM

The Commonwealth of Massachusetts
William Francis Galvin

Minimum Fee: $500.00

Secretary of the Commonwealth, Corporations Division
One Ashburton Place, 17th floor
Boston, MA 02108-1512
Telephone: (617) 727-9640

Certificate of Organization

Federal Employer Identification Number: 452937172 *(must be 9 digits)*

1. The exact name of the limited liability company is: TEXAPLEX PROPERTIES, LLC

2a. Location of its principal office:

No. and Street: 276 WASHINGTON STREET
#305
City or Town: BOSTON State: MA Zip: 02108 Country: USA

2b. Street address of the office in the Commonwealth at which the records will be maintained:

No. and Street: 276 WASHINGTON STREET
#305
City or Town: BOSTON State: MA Zip: 02108 Country: USA

3. The general character of business, and if the limited liability company is organized to render professional service, the service to be rendered:

ACQUISITION, DEVELOPMENT AND MANAGEMENT OF ASSETS AND THE ACQUISITION, HOLDING, LEASING, DEVELOPMENT, CONVEYANCE, AND OTHERWISE DEALING IN REAL PROPERTY, EITHER ALONE OR IN CONJUNCTION WITH OTHER INDIVIDUALS AND ENTITIES, AND ANY BUSINESS RELATED THERETO OR USEFUL IN CONNECTION THEREWITH. THE LLC SHALL BE PERMITTED TO ENGAGE IN ANY AND ALL LAWFUL BUSINESS ACTIVITIES, TRADE OR PURPOSE INCLUDING THE GUARANTEE OF OBLIGATIONS OF ANY MEMBER OR AFFILIATE OF ANY MEMBER.

4. The latest date of dissolution, if specified:

5. Name and address of the Resident Agent:

Name: AFA INVESTMENTS, LLC
No. and Street: 276 WASHINGTON STREET
#305
City or Town: BOSTON State: MA Zip: 02108 Country: USA

I, AFA INVESTMENTS, LLC resident agent of the above limited liability company, consent to my appointment as the resident agent of the above limited liability company pursuant to G. L. Chapter 156C Section 12.

6. The name and business address of each manager, if any:

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code
MANAGER	AFA INVESTMENTS, LLC	276 WASHINGTON ST. #305 BOSTON, MA 02108 USA

7. The name and business address of the person(s) in addition to the manager(s), authorized to execute documents to be filed with the Corporations Division, and at least one person shall be named if there are no managers.

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code

8. The name and business address of the person(s) authorized to execute, acknowledge, deliver and record any recordable instrument purporting to affect an interest in real property:

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code
REAL PROPERTY	AFA INVESTMENTS, LLC	276 WASHINGTON ST. #305 BOSTON, MA 02108 USA
REAL PROPERTY	FRANK JOHN ADDIVINOLA JR.	276 WASHINGTON ST. #305 BOSTON, MA 02108 USA

9. Additional matters:

SIGNED UNDER THE PENALTIES OF PERJURY, this 10 Day of August, 2011,

AFA INVESTMENTS, LLC

(The certificate must be signed by the person forming the LLC.)

MA SOC Filing Number: 201151112590 Date: 8/10/2011 4:56:00 AM

THE COMMONWEALTH OF MASSACHUSETTS

I hereby certify that, upon examination of this document, duly submitted to me, it appears that the provisions of the General Laws relative to corporations have been complied with, and I hereby approve said articles; and the filing fee having been paid, said articles are deemed to have been filed with me on:

August 10, 2011 04:56 AM



WILLIAM FRANCIS GALVIN

Secretary of the Commonwealth

EXHIBIT 1.03

OPERATING AGREEMENT

TEXAPLEX PROPERTIES, LLC

THE MASSACHUSETTS
LIMITED LIABILITY COMPANY

TABLE OF CONTENTS

TABLE OF CONTENTS (Continued)

ARTICLE I
PRELIMINARY PROVISIONS

(1) Effective Date.

This operating agreement of Texaplex Properties, LLC, effective August 10, 2011, is adopted by the members whose signatures appear at the end of this agreement.

(2) Formation.

This limited liability company (LLC) was formed by filing Articles of Organization, a Certificate of Formation or a similar organizational document with LLC filing office of the state of Massachusetts on August 10, 2011. A copy of this organizational document has been placed in the LLC's records book.

(3) Name.

The formal name of this LLC is Texaplex Properties, LLC. However, this LLC may do business under a different name by complying with the state's fictitious or assumed business name statutes and procedures.

(4) Registered Office and Agent.

The registered office of this LLC and the registered agent at this address are as follows:

Texaplex Properties, LLC, 276 Washington Street #305, Boston, MA 02018

The registered office and agent may be changed from time to time as the members or managers may see fit, by filing a change of registered agent or office form with the state LLC filing office. It will not be necessary to amend this provision of the operating agreement if and when such a change is made.

(5) Business Purposes.

The specific business purposes and activities contemplated by the founders of this LLC at the time of initial signing of this agreement consist of: Acquisition, development and management of assets and the acquisition, holding, leasing, development, conveyance, and otherwise dealing in real property, either alone or in conjunction with other individuals and entities, and any business related thereto or useful in connection therewith, including the guarantee of obligations of any member or affiliate of any member.

It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of this LLC, which shall be permitted to engage in any and all lawful business activities. If this LLC intends to engage in business activities outside the state of its formation that require the qualification of the LLC in other states, it shall obtain such qualification before engaging in such out-of-state activities.

(6) Duration of LLC.

The LLC will commence business as of the date of filing and will continue in perpetuity. Further, this LLC shall terminate when a proposal to dissolve the LLC is adopted by the membership of this LLC or when this LLC is otherwise terminated in accordance with law.

(7) Fiscal Year.

The LLC's fiscal and tax year shall end December 31.

ARTICLE II
MANAGEMENT PROVISIONS

(1) Initial Members.

The initial members of the LLC, their initial capital contributions, and their percentage interest in the LLC are:

Initial Members	Percentage Interest in LLC
AFA Investments, LLC	100%

(2) Management by Managers.

This LLC will be managed by the managers listed below. All managers who are also members of this LLC are designated as "members"; nonmember managers are designated as "nonmembers."

AFA Investments, LLC, Member

276 Washington Street #305, Boston, MA 02108

(3) Nonliability of Managers.

No manager of this LLC shall be personally liable for the expenses, debts, obligations or liabilities of the LLC, or for claims made against it.

(4) President.

Frank J. Addivinola, Jr., 276 Washington Street #305, Boston, MA 02108

The President shall be the chief executive officer (CEO) of the LLC and shall preside at all meetings of the Members. The President shall have such other powers and perform such duties as are specified in this Agreement and as may from time to time be assigned by the Members of the LLC.

(5) The Treasurer.

Frank J. Addivinola, Jr., 276 Washington Street #305, Boston, MA 02108

The Treasurer shall be the chief financial officer (CFO) of the LLC. The Treasurer shall not be required to give a bond for the faithful discharge of his/her duties. The Treasurer shall: (i) have charge and custody of and be responsible for all funds and securities of the LLC; (ii) in the absence of the President, preside at meetings of the Members; (iii) receive and give receipts for moneys due and payable to the LLC from any source whatsoever, and deposit all such moneys in the name of the LLC in such banks, trust companies or other depositaries as shall be selected by the Members of the LLC; and (iv) in general perform all the duties incident to the office of treasurer and such other duties as from time to time may be assigned by the President or by the Members of the LLC.

(6) Secretary.

Angelica Chuvilina, 276 Washington Street #305, Boston, MA 02108

The secretary shall: (i) keep the minutes of the Members meetings in one or more books provided for that purpose; (ii) see that all notices are duly given in accordance with the provisions of this Agreement or as required by law; (iii) be custodian of LLC records; (iv) keep a register of the post office address of each Member; (v) certify the Member's resolutions; and other documents to the LLC as true and correct; (vi) in the absence of the President and Treasurer, preside at meetings of the Members and (vii) in general perform all duties incident to the office of secretary and such other duties as from time as may be assigned by the President or the Members.

(7) Authority and Votes of Managers.

Except as otherwise set forth in this agreement, the Articles of Organization, Certificate of Organization or similar organizational document, or as may be provided under state law, all management decisions relating to this LLC's business shall be made by its managers. Management decisions shall be approved by either of the current managers of the LLC, with each manager entitled to cast one vote for or against any matter submitted to the managers for a decision.

(8) Term of Managers.

Each manager shall serve until the earlier of the following events:

(a) the manager becomes disabled, dies, retires or otherwise withdraws from management;

(b) the manager is removed from office; or

(c) the manager's term expires, if a term has been designated in other provisions of this agreement.

Upon the happening of any of these events, a new manager may be appointed to replace the departing manager by approval of the remaining manager.

(9) Management Meetings.

Managers shall be able to discuss and approve LLC business informally, and may, at their discretion, call and hold formal management meetings according to the rules set forth in the following provisions of this operating agreement.

Regularly scheduled formal management meetings need not be held, but any manager may call such a meeting by communicating his or her request for a formal meeting to the other managers, noting the purpose or purposes for which the meeting is called. Only the business stated or summarized in the notice for the meeting shall be discussed and voted upon at the meeting.

The meeting shall be held within a reasonable time after a manager has made the request for a meeting, and in no event, later than seven days after the request for the meeting. A quorum for such a formal managers' meeting shall consist of two managers, and if a quorum is not present, the meeting shall be adjourned to a new place and time with notice of the adjourned meeting given to all managers. An adjournment shall not be necessary, however, and a managers' meeting with less than a quorum may be held if all nonattending managers agreed in writing prior to the meeting to the holding of the meeting. All such written consents to the holding of a formal management meeting shall be kept and filed with the records of the meeting. The proceedings of all formal managers' meetings shall be noted or summarized with written minutes of the meeting and a copy of the minutes shall be placed and kept in the records book of this LLC.

(10) Managers' Commitment to LLC.

Managers shall devote their best efforts and energy working to achieve the business objectives and financial goals of this LLC. By agreeing to serve as a manager for the LLC, each manager shall agree not to work for another business, enterprise or endeavor, owned or operated by himself or herself or others, if such outside work or efforts would compete with the LLC's business goals, mission, products or services, or would diminish or impair the manager's ability to provide maximum effort and performance to managing the business of this LLC.

(11) Compensation of Managers.

Managers of this LLC may be paid per-meeting or per-diem amounts for attending management meetings, may be reimbursed actual expenses advanced by them to attend management meetings or attend to management business for the LLC, and may be compensated in other ways for performing their duties as managers. Managers may work in other capacities for this LLC and may be compensated separately for performing these additional services, whether as officers, staff, consultants, independent contractors or in other capacities.

ARTICLE III
MEMBERSHIP PROVISIONS

(1) Nonliability of Members.

No member of this LLC shall be personally liable for the expenses, debts, obligations or liabilities of the LLC, or for claims made against it.

(2) Reimbursement for Organizational Costs.

Members shall be reimbursed by the LLC for organizational expenses paid by the members. The LLC shall be authorized to elect to deduct organizational expenses and start-up expenditures ratably over a period of time as permitted by the Internal Revenue Code and as may be advised by the LLC's tax advisor.

(3) Members' Percentage Interests.

A member's percentage interest in this LLC shall be computed as a fraction, the numerator of which is the total of a member's capital account and the denominator of which is the total of all capital accounts of all members. This fraction shall be expressed in this agreement as a percentage, which shall be called each member's "percentage interest" in this LLC.

(4) Membership Voting.

Except as otherwise may be required by the Articles of Organization, Certificate of Formation or a similar organizational document, other provisions of this operating agreement, or under the laws of this state, each member shall vote on any matter submitted to the membership for approval in proportion to the member's percentage interest in this LLC. Further, unless defined otherwise for a particular provision of this operating agreement, the phrase "majority of members" means the vote of members whose combined votes equal more than 50% of the votes of all members in this LLC.

(5) Compensation.

Members shall not be paid as members of the LLC for performing any duties associated with such membership. Members may be paid, however, for any services rendered in any other capacity for the LLC, whether as officers, employees, independent contractors or otherwise.

(6) Members' Meetings.

The LLC shall not provide for regular members' meetings. However, any member may call a meeting by communicating his or her wish to schedule a meeting to all other members. Such notification may be in person or in writing, or by telephone, facsimile machine, or other form of electronic communication reasonably expected to be received by a member, and the other members shall then agree, either personally, in writing, or by telephone, facsimile machine or other form of electronic communication to the member calling the meeting, to meet at a mutually acceptable time and place. Notice of the business to be transacted at the meeting need not be given to members by the member calling the meeting, and any business may be discussed and conducted at the meeting.

If all members cannot attend a meeting, it shall be postponed to a date and time when all members can attend, unless all members who do not attend have agreed in writing to the holding of the meeting without them. If a meeting is postponed, and the postponed meeting cannot be held either because all members do not attend the postponed meeting or the nonattending members have not signed a written consent to allow the postponed meeting to be held without them, a second postponed meeting may be held at a date and time announced at the first postponed meeting. The date and time of the second postponed meeting shall also be communicated to any members not attending the first postponed meeting. The second postponed meeting may be held without the attendance of all members as long as a majority of the percentage interests of the membership of this LLC is in attendance at the second postponed meeting. Written notice of the decisions or approvals made at this second postponed meeting shall be mailed or delivered to each nonattending member promptly after the holding of the second postponed meeting.

Written minutes of the discussions and proposals presented at a members' meeting, and the votes taken and matters approved at such meeting, shall be taken by one of the members or a person designated at the meeting. A copy of the minutes of the meeting shall be placed in the LLC's records book after the meeting.

(7) Membership Certificates.

This LLC shall be authorized to obtain and issue certificates representing or certifying membership interests in this LLC. Each certificate shall show the name of the LLC, the name of the member, and state that the person named is a member of the LLC and is entitled to all the rights granted members of the LLC under the Articles of Organization, Certificate of Formation or a similar organizational document, this operating agreement, and provisions of law. Each membership certificate shall be consecutively numbered and signed by one or more officers of this LLC. The certificates shall include any additional information considered appropriate for inclusion by the members on membership certificates.

In addition to the above information, all membership certificates shall bear a prominent legend on their face or reverse side stating, summarizing or referring to any transfer restrictions that apply to memberships in this LLC under the Articles of Organization, Certificate of Formation or a similar organizational document and/or this operating agreement, and the address where a member may obtain a copy of these restrictions upon request from this LLC.

The records book of this LLC shall contain a list of the names and addresses of all persons to whom certificates have been issued, show the date of issuance of each certificate, and record the date of all cancellations or transfers of membership certificates.

ARTICLE IV
TAX AND FINANCIAL PROVISIONS

(1) Tax Classification of LLC.

The members of this LLC intend that this LLC be initially classified as a partnership for federal and, if applicable, state income tax purposes. It is understood that all members may agree to change the tax treatment of this LLC by signing, or authorizing the signature of, IRS Form 8832, Entity Classification Election, and filing it with the IRS and, if applicable, the state tax department within the prescribed time limits.

(2) Tax Year and Accounting Method.

The tax year of this LLC shall be December 31st. The LLC shall use the cash basis method of accounting. Both the tax year and the accounting period of the LLC may be changed with the consent of all members or all managers if the LLC qualifies for such change, and may be effected by the filing of appropriate forms with the IRS and state tax authorities.

(3) Tax Matters Partner.

If this LLC is required under Internal Revenue Code provisions or regulations, it shall designate from among its members or member-managers a "tax matters partner" in accordance with Internal Revenue Code Section 6231(a)(7) and corresponding regulations, who will fulfill this role by being the spokesperson for the LLC in dealings with the IRS as required under the Internal Revenue Code and Regulations, and who will report to the members and managers on the progress and outcome of these dealings.

(4) Annual Income Tax Returns and Reports.

Within 90 days after the end of each tax year of the LLC, a copy of the LLC's state and federal income tax returns for the preceding tax year shall be mailed or otherwise provided to each member of the LLC, together with any additional information and forms necessary for each member to complete his or her individual state and federal income tax returns. If this LLC is classified as a partnership for income tax purposes, this additional information shall include a federal (and, if applicable, state) Form K-1 (Form 1065 - Partner's Share of Income, Credits, Deductions) or equivalent income tax reporting form. This additional information shall also include a financial report, which shall include a balance sheet and profit and loss statement for the prior tax year of the LLC.

(5) Bank Accounts.

The LLC shall designate one or more banks or other institutions for the deposit of the funds of the LLC, and shall establish savings, checking, investment or other such accounts as are reasonable and necessary for its business and investments. One or more employees of the LLC shall be designated with the consent of all managers to deposit and withdraw funds of the LLC, and to direct the investment of funds from, into and among such accounts. The funds of the LLC, however and wherever deposited or invested, shall not be commingled with the personal funds of any members or managers of the LLC.

(6) Title to Assets.

All personal and real property of this LLC shall be held in the name of the LLC, not in the names of individual members or managers.

ARTICLE V
CAPITAL PROVISIONS

(1) Capital Contributions by Members.

Members shall make the following contributions of cash, property or services as shown next to each member's name below. Unless otherwise noted, cash and property described below shall be paid or delivered to the LLC on or by August 31, 2011. The fair market values of items of property or services as agreed between the LLC and the contributing member are also shown below. The percentage interest in the LLC that each member shall receive in return for his or her capital contribution is also indicated for each member.

Name of Manager	Contribution	Fair Market Value	Percentage Interest in
AFA Investments, LLC.	$ 4,057.00	$ 4,057.00	100 %

(2) Additional Contributions by Members.

The members may agree, from time to time by unanimous vote, to require the payment of additional capital contributions by the members, on or by a mutually agreeable date.

(3) Failure to Make Contributions.

If a member fails to make a required capital contribution within the time agreed for a member's contribution, the remaining members may, by unanimous vote, agree to reschedule the time for payment of the capital contribution by the late-paying member, setting any additional repayment terms, such as a late payment penalty, rate of interest to be applied to the unpaid balance, or other monetary amount to be paid by the delinquent member, as the remaining members decide. Alternatively, the remaining members may, by unanimous vote, agree to cancel the membership of the delinquent member, provided any prior partial payments of capital made by the delinquent member are refunded promptly by the LLC to the member after the decision is made to terminate the membership of the delinquent member.

(4) No Interest on Capital Contributions.

No interest shall be paid on funds or property contributed as capital to this LLC, or on funds reflected in the capital accounts of the members.

(5) Capital Account Bookkeeping.

A capital account shall be set up and maintained on the books of the LLC for each member. It shall reflect each member's capital contribution to the LLC, increased by each member's share of profits in the LLC, decreased by each member's share of losses and expenses of the LLC, and adjusted as required in accordance with applicable provisions of the Internal Revenue Code and corresponding income tax regulations.

(6) Consent to Capital Contribution Withdrawals and Distributions.

Members shall not be allowed to withdraw any part of their capital contributions or to receive distributions, whether in property or cash, except as otherwise allowed by this agreement and, in any case, only if such withdrawal is made with the written consent of all members.

(7) Allocations of Profits and Losses.

No member shall be given priority or preference with respect to other members in obtaining a return of capital contributions, distributions or allocations of the income, gains, losses, deductions, credits or other items of the LLC. The profits and losses of the LLC, and all items of its income, gain, loss, deduction and credit shall be allocated to members according to each member's percentage interest in this LLC.

(8) Allocation and Distribution of Cash to Members.

Cash from LLC business operations, as well as cash from a sale or other disposition of LLC capital assets, may be distributed from time to time to members in accordance with each member's percentage interest in the LLC.

(9) Allocation of Noncash Distributions.

If proceeds consist of property other than cash, the majority member shall decide the value of the property and allocate such value among the members in accordance with each member's percentage interest in the LLC. If such noncash proceeds are later reduced to cash, such cash may be distributed among the members as otherwise provided in this agreement.

(10) Allocation and Distribution of Liquidation Proceeds.

Regardless of any other provision in this agreement, if there is a distribution in liquidation of this LLC, or when any member's interest is liquidated, all items of income and loss shall be allocated to the members' capital accounts, and all appropriate credits and deductions shall then be made to these capital accounts before any final distribution is made. A final distribution shall be made to members only to the extent of, and in proportion to, any positive balance in each member's capital account.

ARTICLE VI
MEMBERSHIP WITHDRAWAL AND TRANSFER PROVISIONS

(1) Withdrawal of Members.

A member may withdraw from this LLC by giving written notice to all other members at least 30 days before the date the withdrawal is to be effective.

(2) Restrictions on the Transfer of Membership.

A member shall not transfer his or her membership in the LLC unless all nontransferring members in the LLC first agree to approve the admission of the transferee into this LLC. Further, no member may encumber a part or all of his or her membership in the LLC by mortgage, pledge, granting of a security interest, lien or otherwise, unless the encumbrance has first been approved in writing by all other members of the LLC.

Notwithstanding the above provision, any member shall be allowed to assign an economic interest in his or her membership to another person without the approval of the other members. Such an assignment shall not include a transfer of the member's voting or management rights in this LLC, and the assignee shall not become a member of the LLC.

ARTICLE VII
DISSOLUTION PROVISIONS

(1) Events That Trigger Dissolution of the LLC.

The following events shall trigger dissolution of the LLC, except as provided:

(a) the death, permanent incapacity, bankruptcy, retirement, resignation or expulsion of a member, except that within 120 days of the happening of any of these events, all remaining members of the LLC may vote to continue the legal existence of the LLC, in which case the LLC shall not dissolve;

(b) the expiration of the term of existence of the LLC if such term is specified in the Articles of Organization, Certificate of Formation or a similar organizational document, or this operating agreement;

(c) the written agreement of all members to dissolve the LLC;

(d) entry of a decree of dissolution of the LLC under state law.

ARTICLE VIII
GENERAL PROVISIONS

(1) Officers.

The managers of this LLC may designate one or more officers, such as a President, Vice President, Secretary and Treasurer. Persons who fill these positions need not be members or managers of the LLC. Such positions may be compensated or noncompensated according to the nature and extent of the services rendered for the LLC as a part of the duties of each office.

Ministerial services only as a part of any officer position will normally not be compensated, such as the performance of officer duties specified in this agreement, but any officer may be reimbursed by the LLC for out-of-pocket expenses paid by the officer in carrying out the duties of his or her office.

(2) Records.

The LLC shall keep at its principal business address a copy of all proceedings of membership meetings, as well as books of account of the LLC's financial transactions. A list of the names and addresses of the current membership of the LLC also shall be maintained at this address, with notations on any transfers of members' interests to nonmembers or persons being admitted into membership in the LLC. A list of the current managers' names and addresses shall also be kept at this address.

Copies of the LLC's Articles of Organization, Certificate of Formation or a similar organizational document, a signed copy of this operating agreement, and the LLC's tax returns for the preceding three tax years shall be kept at the principal business address of the LLC. A statement also shall be kept at this address containing any of the following information that is applicable to this LLC:

• amount of cash or a description and value of property contributed or agreed to be contributed as capital to the LLC by each member;

• schedule showing when any additional capital contributions to be made by members to this LLC;

• statement or schedule, if appropriate, showing the rights of members to receive distributions representing a return of part or all of members' capital contributions; and

• description of, or date when, the legal existence of the LLC will terminate under provisions in the LLC's Articles of Organization, Certificate of Formation or a similar organizational document, or this operating agreement.

If one or more of the above items is included or listed in this operating agreement, it will be sufficient to keep a copy of this agreement at the principal business address of the LLC without having to prepare and keep a separate record of such item or items at this address.

Any member or manager may inspect any and all records maintained by the LLC upon reasonable notice to the LLC. Copying of the LLC's records by members and managers is allowed, but copying costs shall be paid for by the requesting member or manager.

(3) All Necessary Acts.

The members, managers and officers of this LLC are authorized to perform all acts necessary to perfect the organization of this LLC and to carry out its business operations expeditiously and efficiently. The Secretary of the LLC, or other officers, or one or more managers or all members of the LLC, may certify to other businesses, financial institutions and individuals as to the authority of one or more members, managers or officers of this LLC to transact specific items of business on behalf of the LLC.

(4) Mediation and Arbitration of Disputes Among Members.

In any dispute over the provisions of this operating agreement and in other disputes among the members, if the members cannot resolve the dispute to their mutual satisfaction, the matter shall be submitted to mediation. The terms and procedure for mediation shall be arranged by the parties to the dispute.

If good-faith mediation of a dispute proves impossible or if an agreed-upon mediation outcome cannot be obtained by the members who are parties to the dispute, the dispute may be submitted to arbitration in accordance with the rules of the American Arbitration Association. Any party may commence arbitration of the dispute by sending a written request for arbitration to all other parties to the dispute. The request shall state the nature of the dispute to be resolved by arbitration, and, if all parties to the dispute agree to arbitration, arbitration shall be commenced as soon as practical after such parties receive a copy of the written request.

All parties shall initially share the cost of arbitration, but the prevailing party or parties may be awarded attorney fees, costs and other expenses of arbitration. All arbitration decisions shall be final, binding and conclusive on all the parties to arbitration, and legal judgment may be entered based upon such decision in accordance with applicable law in any court having jurisdiction.

(5) Entire Agreement.

This operating agreement represents the entire agreement among the members of this LLC, and it shall not be amended, modified or replaced except by a written instrument executed by all the parties to this agreement who are current members of this LLC as well as any and all additional parties who became members of this LLC after the adoption of this agreement. This agreement replaces and supersedes all prior written and oral agreements among all members of this LLC.

(6) Severability.

If any provision of this agreement is determined by a court or arbitrator to be invalid, unenforceable or otherwise ineffective, that provision shall be severed from the rest of this agreement, and the remaining provisions shall remain in effect and enforceable.

ARTICLE IX
SIGNATURES OF MEMBERS AND MANAGERS

(1) Execution of Agreement.

In witness whereof, the members of this LLC sign and adopt this agreement as the operating agreement of this LLC.

Date: August 10, 2011

Signature: *Frank J. Addivinola, Jr., Manager* (electronic signature)

AFA Investments, LLC, Member

By Frank J. Addivinola, Jr., Manager of AFA Investments, LLC

Date: August 10, 2011

Signature: *Angelica Chuvilina, Manager* (electronic signature)

AFA Investments, LLC, Member

By Angelica Chuvilina, Manager of AFA Investments, LLC

(2) Signatures of Managers.

The undersigned managers of this limited liability company have read this agreement and agree to be bound by its terms in discharging their duties as managers.

Date: August 10, 2011

Signature: *Frank J. Addivinola, Jr., Manager* (electronic signature)

AFA Investments, LLC, Manager

By Frank J. Addivinola, Jr., Manager of AFA Investments, LLC

Date: August 10, 2011

Signature: *Angelica Chuvilina, Manager* (electronic signature)

AFA Investments, LLC, Manager

By Angelica Chuvilina, Manager of AFA Investments, LLC

EXHIBIT 2.01

TEXAPLEX PROPERTIES, LLC
STATE OF MASSACHUSETTS
LIMITED LIABILITY COMPANY

NOTE OF DEBENTURE

Issue Date: ________________ Maturity Date: ____________________ Interest Rate: ___________

REGISTERED OWNER:____

PRINCIPAL AMOUNT: $______________________

Texaplex Properties, LLC (the "Issuer"), for value received, promises to pay to the Registered Owner of this Note, the principal specified above in lawful money of the United States of America within 90 days of the Maturity Date upon presentation and surrender hereof, with any outstanding Interest at the Rate specified above.

This Note will bear interest from the Issue Date and periodic interest is due per Subscription Agreement executed by the Registered Owner and the Company.

This Note is transferable only with the consent of the Issuer and subject to Transferee signing the Subscription Agreement. No transfer hereof shall be effective unless made on the books of the Issuer.

The Subscription Agreement shall be taken and considered as a part of this Note the same as if it was completely set out herein.

This Note shall not be valid unless Subscription Agreement has been duly executed by the Registered Owner.

Texaplex Properties, LLC

Signed by: _________________________________

Title: ______________________________________

EXHIBIT 3.01

TEXAPLEX PROPERTIES, LLC

The State of Massachusetts
Limited Liability Company

SUBSCRIPTION AGREEMENT

To be executed only in conjunction with
an investment in securities
offered through
the Regulation A Offering Circular

March, 2012

Name: ______________________________

Address: ______________________________

____

Telephone: ______________________________

INSTRUCTIONS TO SUBSCRIBERS

If you wish to purchase debt securities ("Units") in Texaplex Properties, LLC, the State of Massachusetts Limited Liability Company (the "Company"), read and follow these instructions.

All investors must carefully read the Offering Circular ("Circular") and all pertaining exhibits and their entirety. Prior to making the decision to invest, a prospective investor should consult a competent attorney, accountant, and other advisor and provide such professional a complete copy of the Offering Circular and all exhibits.

Complete this Subscription Agreement by carefully reading the entire document & sign where necessary.

When completed, send the entire Subscription Agreement to the address set forth below. Upon acceptance, you will receive an executed copy of each document from the Company for your records.

Each of the enclosed documents should be completed as follows:

1. Carefully read the Subscription Agreement by it in its entirety, initial, sign and date where provided.

2. If you are submitting your investment via wire transfer use the following account information:

Destination bank:	Century Bank and Trust Company
Routing Number:	011301390
Address:	400 Mystic Avenue, Medford, MA 02155
Credit Account No:	05717310
Account Name:	Texaplex Properties, LLC

Please note that the minimum investment is Fifty Thousand Dollars ($50,000) or Two (2) Units at Twenty Five Thousand Dollars ($25,000) for each Unit subscribed.

3. Send the completed and executed Subscription Agreement and a copy of your wire transfer receipt or your check to:

Texaplex Properties, LLC
276 Washington Street #305
Boston, MA 02108

TEXAPLEX PROPERTIES, LLC

SUBSCRIPTION AGREEMENT

The undersigned hereby elects to purchase Debt Securities ("Units") of Texaplex Properties, LLC, the state of Massachusetts limited liability company (the "Company").

If the Minimum Offering of One Million Dollars ($1,000,000) or Forty (40) Units is not subscribed, all funds shall be returned to the subscribers and subsequently this Agreement becomes void.

Purchase

Subject to the terms and conditions hereof and the provisions of the Offering Circular, the undersigned hereby irrevocably tenders a payment in the amount of $__________________, representing the total purchase price of _____ Units, at Twenty Five Thousand Dollars ($25,000) per Unit, of the Company. **The minimum investment is Two (2) Units or Fifty Thousand Dollars ($50,000).**

I understand that my admission to the Company as an investor is contingent upon the acceptance in writing of my subscription by the Company. I understand that pending such acceptance, my check will be deposited in an escrow account and this executed Subscription Agreement will be held in trust by the Company.

Commencement and Termination

The commencement date of this Offering is the date when the Offering becomes qualified by both the Securities and Exchange Commission and the Massachusetts Securities Division. The termination date is 12 months after the commencement date or when the offering is fully subscribed at $5,000,000 whichever is earlier. The Company reserves the right to terminate the Offering at any time after the minimum of $1,000,000 has been reached, if the Company decides that raised funds are sufficient for the Company's objectives. The Company also reserves the right to extend the termination date beyond 12 months period by additional 120 days at any time prior to the original termination date only if the minimum of $1,000,000 is reached.

Escrow

Investors' funds are deposited into escrow until the acquisition of the rental properties and earn the market rate according to the terms offered by the escrow bank. Per the Company' escrow agreement with the, the Company will not have access to investors' funds until the Offering reaches its minimum amount of $1,000,000. If the Offering doesn't reach this minimum before termination (12 months from the commencement date), all funds will be returned to the investors or their designated self-directed retirement accounts (where applicable). See *Risk Factors*, item 15.

Interest Rate

The securities (notes of debentures) offered by the Company are paying a fixed annual simple interest rate between 6.00 and 7.00% according to the following schedule:

Initial Investment:	Interest Rate:
$ 50,000 – 75,000	6.00 %
$ 100,000 – 225,000	6.30 %
$ 250,000 – 475,000	6.50 %
$ 500,000 – 975,000	6.75 %
$ 1,000,000 and over	7.00 %

The interest offered to the subscribers according to the above schedule initiates from the purchase of the properties and the commencement of business operations. Upon this event, the Subscribers will receive the Note of Debenture where the issue date is the date when the note starts earning the interest.

Interest is to be paid by the Company quarterly to the subscribers. The Company will distribute its first interest payment to subscribers after the close of the second full quarter from the purchase date of the property. For example, if the closing date is December 15, the first interest payment will be distributed on June 30 and each quarter thereafter (March 31, June 30, September 30, December 31). Interest payments and statements of accounts will be issued within 10 business days from the close of the quarter.

Distributions

Interest distributions are to be paid by the Company quarterly to the subscriber. The Company will distribute its first interest payment to subscribers after the close of the second full quarter from the Note Issue date (purchase date of the property). Interest distributions and statements of accounts will be issued within 10 business days from the close of the quarter.

If the initial subscription funds were designated from a self-directed retirement account (i.e. IRA, Keogh account) the scheduled interest and capital distributions will be issued to the self-directed retirement account of the subscriber.

Right of Refusal and Consent to Transfer

The Company reserves the right to refuse the purchase of the securities by any individual if the Company has reasonable basis to believe that this individual is not fit for this investment or for any other reason. Investors wishing to transfer their securities are required to obtain the consent of the Company prior to such transfer. The "Accredited Investor" definitions, Suitability Standards and the requirement to complete the Subscription Agreement apply to any future investors who wish to purchase from an existing investor. The Company reserves a first-right of purchase, but not an obligation, for any investor seeking to sell their securities.

Maturity

The securities have a maturity period of six (6) years and are not callable or subject to redemption prior to maturity; at the end of maturity period the Company is obligated to repay the investors' principal balance and accrued interest within 90 days following the date of notes' maturity and investors are required to accept the return of their funds. The Company reserves the right to repay the investors' principal balance and all accrued interest any time prior to notes' maturity and redeem the notes. The securities are not convertible. The transfer of these securities is restricted and investors are required to obtain the consent of the Company prior to any transfer. See Risk Factors, specifically items 6 and 19 affecting the repayment at maturity.

No Sinking Fund

There is no mandatory sinking fund (see Risk Factor 5). There is no obligation for the Company to repay any note principal prior to the note maturity date, therefore each note is analogous to a balloon mortgage, in which all principal is due at the end of the loan term. Due to this fact and the fact that there will be no sinking fund to fund the repayment of the note principal, the notes offered by the Company will involve greater risks than notes where the principal is repaid during the loan term or where there is a sinking fund.

Events of Default Under the Notes and the Lack of Note Indenture

There are two defined events of default under the notes.

1) Non-payment of investors' principal balance and accrued interest within 90 days following the date of notes' maturity. If the Company fails to repay investors' principal and accrued interest within 90 days of notes maturity, the Company will be considered in default on the notes regardless of the fact whether the Company still maintains legal title to the properties.

2) Company's loss of title to the properties prior to notes' maturity. As the Company maintains the legal title to the purchased rental properties during the six years prior to notes' maturity, the Company will not be considered "in default" to note holders. In the event the Company loses the properties'

ownership to the holder of the commercial real estate mortgage or another entity via court proceedings, the notes will become due.

There is no note indenture and therefore, in the event of a default by the Company, there is no instrument that defines investors' remedies and action mechanism to collect debt in orderly manner.

Procedures Relating to Non-Payment of Obligations

In the event that the Company cannot make or fails to make the required quarterly interest payments on the notes during the 6 years prior to notes' maturity, the investors will be promptly notified in writing when the Company becomes aware of its inability to make a scheduled payment. Such written notice will include the reasons for the Company's cash flow deficiency and the explanation about the efforts taken, and to be taken, by the Company to address these problems. However, such inability to make an interest payment may be of a temporary nature and will not automatically trigger the Company's default on the notes. The interest will continue to accrue on the investors' principal. The Company's failure to make scheduled interest payments prior to notes' maturity will not automatically accelerate the notes' maturity period.

There are two defined events of default under the notes: 1) non-payment of investors' principal and accrued interest within 90 days of notes maturity and 2) Company's loss of title to the properties prior to notes' maturity. However, in the event of the loss of title to the properties, the investors' remedies are limited to legal actions against the Company that will become a burden and expense to the investors. The Company may file for bankruptcy protection under applicable Bankruptcy Law. See *Risk Factors*, item 1.

Risk Factors

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND AN INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK. INVESTORS MUST BE ABLE TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

In making an investment decision, investors must rely on their own examination of the company and the terms of this Offering, including the merits and risks involved in making an investment decision regarding the securities described herein. These securities have not been recommended by any Federal or State Securities Commission or other regulatory authority. Furthermore, the foregoing authorities are not responsible to confirm the accuracy or determine the adequacy of this Offering.

The Offering Circular (pgs. 5-9, *Risk Factors*) outlines the following risks

Risks relating to the securities being offered

1) **No defined events of default under the notes and the lack of note indenture.**
   Except for the Company's loss of title to the properties prior to notes' maturity and non-payment of principal and accrued interest within 90 days of notes' maturity, there are no other defined events of default under the notes. The Company's inability to make interest payments on the notes during 6 years prior to notes' maturity does not automatically trigger a default on the notes and will not accelerate the notes' maturity period. There is no note indenture and therefore, in the event of a default by the Company, there is no instrument that defines investors' remedies and action mechanism to collect debt in orderly manner.

2) **No market for the securities.**
   The Company expects that no market for the securities will exist and, as a result, the investment in the Company is illiquid if an investor desires to liquidate their securities prior to the maturity date. If an investor attempts to sell their securities at anytime, there is no certainty that securities can be sold for full market value or at any price.

3) **Risk of complete loss of an investment.**
An investment in these securities involves the risk that the investor may suffer a complete loss of their investment as investment in real estate in general and in the Company specifically has many associated risk factors.

4) **No trustee(s) to act on behalf of the investors.**
There is no trustee to act for the debtholders (investors) in the event of default. Therefore, there is no independent third party to protect the interests of the debtholders.

5) **Lack of sinking fund.**
There is no sinking fund provided by the Company to investors during the period of note maturity. Though the Company's intention is to partially repay the investors' principal prior to note maturity, the lack of sinking fund increases the risk that at the end of holding period, if the Company cannot successfully use its anticipated exit strategies, there may not be sufficient funds for repayment.

6) **Possible deficiency of funds for capital and interest distribution at the notes maturity.**

There is a risk that at the end of the notes maturity period, following the Company liquidating the properties or otherwise exiting the business, after payment of all obligations on the properties operations (including payroll), the remaining funds will not be enough to repay in full the investors' principal and any accumulated interest. In such case, the Company may choose to postpone the liquidation, refinancing or other exit strategies to a more favorable timing in order to satisfy its obligations to investors. The Company will make best efforts to repay the investors their principal balance and interest due as promptly as reasonably possible. The investors' interest will continue to accrue, but investors may have their principal "tied up" for an indefinite period. However, in the event the Company fails to repay the principal and interest with 90 days of notes' maturity, the Company will be considered in default on the notes.

Risks relating to the business of the Company

7) **The Company is in the development stage and has not engaged in any operations to date.**
The Company was recently formed, has no operating history, has yet to produce a profit and there is no assurance that it will ever be profitable. As a new enterprise, it is likely to be subject to risks that the Company has not anticipated. There is no certainty that the Company will be successful in overcoming the risks of development in order to advance beyond the development stage. There is high degree of risk in investing in development stage companies.

8) **The investment may depend on external conditions that are out of the Company's control.**
Performance of the Company's properties is likely to be dependent upon the condition of the economy in the southwestern United States, Texas in general and, specifically, the local economic, housing and rental markets where the subject rental properties are located. Such conditions are likely to influence the degree of risk for investors.

9) **At the end of investment period, marketplace maybe different than projected by the Company.**
There is a risk that during the term of the securities' maturity – due to the cyclical nature of real estate markets – the marketplace may be different than projected by the Company. These changes may affect the Company's projection for financial performance and its ability to repay the investors' capital and/or dividends.

10) **The business is competitive.**
The Company will be competing with other established companies having greater financial resources, experience, and market share than the Company. The Company has not conducted formal market studies to identify competition and analyze the Company's proposed marketing strategies.

11) The due diligence efforts of the Company may fail to uncover material facts.

As it is received by the Company, all information regarding the properties will be available to investors upon request. The Officers have prior experience in real estate projects and will endeavor to obtain and verify all material facts regarding the rental properties. However, it is possible that the Company will not discover certain material facts, because information presented by the current property owners, inspectors, agents, brokers, municipal bodies and/or fiduciaries may be prepared in an incomplete or misleading fashion. Failure to uncover some material information may affect Company's projected profitability and its ability to repay the investors' capital and/or dividends.

12) Actual results may be different from the Company's projections.

Actual Company's results may vary, perhaps materially, from the business and financial projections contained in this Offering Circular. This Circular (together with amendments, supplements, exhibits and other information that may be furnished to prospective investors by the Company) includes certain statements, estimates, and forward-looking projections of the Company with respect to the anticipated future performance. Such statements, estimates, and forward-looking projections reflect various assumptions of the Company that may or may not prove to be correct and therefore involve risks and uncertainties. No representation is made, and no assurance can be given, that the Company can or will attain such results and will be able to repay investors' capital and/or dividends.

13) Multiple factors may affect the operations of Company's multi-family rental apartments.

Such factors include, but are not limited to the following: changing environmental regulations, adverse use of adjacent or neighboring real estate, changes in the demand for or supply of competing properties, local economic factors which could result in the reduction of the fair market value of a property, uninsured losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain any required entitlements for a reasonable cost or on reasonable conditions or within a reasonable time frame or at all, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed entitlements, problems caused by the presence of environmental hazards on a property, changes in federal or state regulations applicable to real property, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy, acts of God or other unforeseen circumstances or calamities. Each of these factors has a potential to negatively affect Company's projected profitability and its ability to repay the investors' capital and/or dividends.

14) Risk of a change in the current federal, state and local regulations.

Such changes may relate to the operations of the property for energy requirements or regulations, construction and building code regulations, health or safety regulations, approved property use, zoning, environmental or other regulations or modifications. All these factors are likely to have significant effects on the Company's profitability and its ability to repay investors' capital and/or dividends.

Risks relating to the financial conditions and financial projections of the Company

15) The Company depends on funds from this Offering to proceed beyond the development stage.

If the minimum Offering amount of $1,000,000 is not been purchased prior to termination, all funds will be returned to the investors. The potential investor must realize that if their funds, including any interest earned thereon are returned, the investor may have lost the opportunity to invest that money in another investment and may have lost earning capacity on their investment during the time it is escrowed by the Company.

16) Company is thinly capitalized.

The owner of the Company, AFA Investments, LLC, has made only a nominal contribution to establish the Company and currently, prior to raising funds through this Offering, the Company is thinly capitalized. Pre-offering amount of the Company's net tangible assets is $4,457 (see pg. 33, part F/S, *Balance Sheet*).

17) **The Company may not be able to obtain bank financing.**
The ability to obtain bank financing is critical to the business objectives of the Company. There is a risk of the Company not receiving outside financing as a commercial real estate loan at all or on terms and conditions acceptable to the Company. In such case, the Company would not be able to achieve its objectives and purchase the anticipated number of rental apartments. The Company may decide to not move forward with acquisitions, in which case the funds will be returned to the investors. Or the Company may decide to scale down the number of apartments to purchase, whereby the financial projections of the Company would be affected proportionally.

18) **The Company may not achieve the financial results set forth in its financial projections.**
The business, operating and financial information contained in this Offering Circular was prepared by the Company based on the current estimate of future performance. The projected results are based on assumptions and events over which the Company has little or no control and therefore may not materialize. Additionally, the results will depend on the Company's success in managing the rental properties. The Company used its best judgment in selecting the assumptions underlying the projected information; however, the projections are uncertain because the facts underlying the assumptions affect the projections. If the assumed events do not materialize, then the actual results may vary from the projected results and the Company may be unable to repay investors' capital and/or dividends.

19) **The Company's use of leverage influences the degree of risk of investment in the Company.**
The Company's objectives include the use of leverage through trust deeds (i.e. mortgages) in the acquisition and operation of the rental properties it purchases (see Offering Circular on pg. 13, subsection *Commercial Real Estate Loan*). The Company's use of leverage increases the risk of an investment in the Company, as it is possible that the rental income from the properties, in any month or over time, may be inadequate to make the scheduled debt service payments required on loans against the property. Therefore, if the Company is unable to make the required financing payments on a specific property, the lender could foreclose on that property and possibly on other Company's assets. In the event of property foreclosure, the Company will be considered in default on the notes (see section *Events of Default Under the Notes and the Lack of Note Indenture*) and some or all of the investment in the Company could be lost. In the case of the sale of a specific property by lender, there is a risk that the sales proceeds will not be greater than the amount needed to pay off the remaining commercial loan balance, in which case the Company would be unable to repay investors' capital and/or dividends.

20) **The Company is likely to purchase multiple rental properties.**
The Company plans to purchase approximately 465 rental apartments and therefore the portfolio is likely to consist of more than one property (apartment complex). As a result, the risks outlined above may be increased if operating revenue or sale/refinance proceeds from one of the Company properties may not be available to offset losses in another Company property.

Risks relating to the Management of the Company

21) **This is a new venture for the Management of the Company.**
The Company is being formed specifically for the purpose of making an investment in the multifamily rental property and the Company has no financial records of past performance. The Officers of the Company have not owned or operated rental properties in Texas. Furthermore, the investors will not have control over the Company's day to day operations and will not be able to vote on decisions made by the Manager or Officers. Therefore, the investment in the Company is highly dependent on the Company's ability to manage the business.

22) **The Management lacks experience in the Texas real estate market.**
The Company's Management has no prior experience in investing in residential real estate in the Texas market. Such lack of locale-specific experience may affect the Management's effectiveness in managing the properties in profitable manner and the Company's ability to repay investors' capital and/or dividends could be affected negatively.

23) **Management will be in Boston, MA while properties will be located in Texas.**
The Management of the Company will be located in Boston, MA which is a far distance from the anticipated Texas properties. While it is not uncommon for management of a company to be located in a geographic area far removed from actual operations and the Company's management will communicate regularly with on-sight staff by phone and video conferencing (as well as frequent travel to the properties), some responsibilities of Management may be better performed if Management was closer to properties.

24) **Company's Directors are not independent of Management.**
The Company's Directors are also acting as Executive Officers and currently there are no Directors who are independent of Management. This lack of independent Directors results in the absence of independent overseers over Executive Officers' decisions and performance.

Risks relating to the income taxes

25) **The investment is expected to generate taxable income.**
An investment in these securities will be affected by federal and state income taxes and investors should consider the taxable income produced by these securities. Investors should understand the importance of their marginal tax bracket in terms of any tax liability projected to be received. If the dividends from this investment put an investor into a higher tax bracket, the difference in the overall tax liability owed by an investor may exceed the dividend itself in any year. The Company will not pass-through any tax deductions from operations or depreciation from the properties.

26) **The tax liability of an investor may exceed the actual cash distribution in that year.**
In any investment period, the Company may decide to suspend scheduled interest payments due to a need to maintain a higher level of cash reserves, in which case there is a risk that in any tax year the tax liability owed by an investor will exceed the actual cash distribution in that year. As a result, the payment of personal income taxes may be an out of pocket expense for the investor.

27) **Risk of a tax audit.**
There is a risk that a tax audit of the Company's records could trigger an audit of the individual investor's tax records.

Conflict of interests

28) **Involvement in similar entities by the Company's significant parties.**
The Company's Manger, Officers and Directors may act as Managers, Officers, Directors and/or Members in other entities making investments similar to those of the Company. To the extent time is required by business and ownership management activities, the Manager or its Members may not be available for the daily monitoring of the Company's operations. At the time of filing this Offering, the Company's significant parties are not involved in such similar entities.

29) **Other business and professional responsibilities of Company's significant parties.**
The Company's Manger, Officers and Directors may have other business or professional responsibilities and interests which may demand some of their time during the life of the Company. Such responsibilities currently include Mr. Addivinola's legal practice.

30) **Significant parties' ownership interest in competing properties.**
The Company's Manger, Officers and Directors may come to own an interest in other properties that may

compete with rental properties that will be acquired by the Company. At the time of filing this Offering, the Company's significant parties do not have ownership interests in any competing properties. The future potential competing properties are unknown.

31) Significant parties may raise funds for competing entities.
The Company's Manger, Officers and Directors who will raise investment funds for the Company, may act in the same capacity for others that may compete with the Company. At the time of filing this Offering, such competing entities are unknown.

32) The Company's CEO may become entitled to brokerage commissions.
Frank J. Addivinola, Jr., Esq., a Member of the Manager, CEO, CFO and Director of the Company is a licensed real estate broker in Massachusetts. He may become a licensed broker or gain other such credentials in the state of Texas that will enable him to participate in a real estate brokerage commissions paid on the disposition of Company's property.

33) Company's Executive Officers' ability to make independent decisions may be diminished.
The Company's Executive Officers are affiliated with each other by marriage (see Offering Circular on pg. 27, subsection *Family Relationships*) and therefore, their ability to make business decisions independently of each other may be diminished.

34) Executive Officers may render services to the Company.
The Company's CEO and CFO, Frank J. Addivinola, Jr., may provide professional services to the Company (such as legal and brokerage services). However, such transactions will be performed on arm's length basis and billed at rate standard to such services to be provided. If the transaction is within the scope of Mr. Addivinola's duties to the Company, the Company would not be billed for such service.

In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this offering circular potential investors should keep in mind other possible risks that could be important.

I have read the foregoing risk factors in their entirety: ________
Initials

Suitability Standards

Each investor in the Company must meet the requirements of "Accredited Investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933 based on the following (*please initial one or more applicable and true statements in the spaces provided*):

____ 1. The Investor is a bank as defined in Section 3(a)(2) of the Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Administration Act of 1958; a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self directed plan, with decisions made solely by persons that are accredited investors.

____ 2. The Investor is a private business development company per Section 202(a)(22) of the Investment Advisers Act of 1940.

____ 3. The Investor is an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

____ 4. The Investor is a director, executive officer, or general partner of the issuer of the securities being offered or sold, or a director, executive officer, or general partner of a general partner of that issuer.

____ 5. The Investor is a natural person whose individual, net worth or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000.

____ 6. The Investor is a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same level in the current year.

____ 7. The Investor is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii).

____ 8. The Investor is an entity in which all of the equity owners are accredited investors.

In addition to "Accredit Investor" requirement, the Suitability Standards for an investment in the Company were established after considering the Risk Factors and are outlined in the Offering Circular and are as follows:

- Investors should be financially able to bear the risk of a complete loss of their investment because an investment in real estate, like most other businesses, has many risk factors associated with it.
- Investors should be prepared to continue in the investment until disposition of all the Company's rental apartments because an investment in these securities may have little, if any, liquidity and a market for the resale of these securities may not exist. Investors should be in a financial position that will enable them to hold the securities for the period of time projected, or longer, and this investment should be considered long term in nature.
- Investors should be in financial position not to rely on the interest payments generated by these securities for the purpose of paying their living expenses. It is possible that the Company will determine to fund additional reserves from the cash flow generated by the properties if at the time it will be beneficial (or critical) for the investment as a whole and there may not be any cash available for periodic distribution from operations.

The above information is true and correct in all material respects and the undersigned recognizes that the Texaplex Properties, LLC and AFA Investments, LLC is relying on the truth and accuracy of such information in determining whether to permit the Investor to purchase securities in the Company.

I confirm that all of the foregoing Suitability Standards apply to me: ________ ⬅

Initials

Acknowledgements.

The undersigned hereby acknowledges the following:

a. I have read the entire Offering Circular and all exhibits thereof.

b. I have read the risks of investing in the Company in their entirety;

c. These securities are being acquired for my own account, or the account of the entity I represent, solely for investment, and are not being purchased with a view to or for the resale, distribution, division or fractionalization thereof; and

d. The information I have submitted to the Company, including this Subscription Agreement, is true and accurate as of the date hereof; and

e. I am aware that no federal or state agency has made any recommendation nor endorsement of the Company;

Acceptance

Execution of this Subscription Agreement and tender of the payment referenced in the above paragraph titled Purchase shall constitute an irrevocable offer which the Company will accept or reject in writing;

X______________________________
Investor's Signature

____
Name - *print*

____
Address

____
City

_____ _________
State Zip

(____) ______________________
Telephone number

____
Social Security No. / Taxpayer ID

____
Email

X______________________________
Co-Investor's Signature

____
Name - *print*

____
Address

____
City

_____ _________
State Zip

(____) ______________________
Telephone number

____
Social Security No. / Taxpayer ID

____
Email

The Units subscribed hereby are being purchased as follows (Check One):

- ☐ Individual
- ☐ Company
- ☐ Joint tenants with right of survivorship
- ☐ Tenants in common
- ☐ Community property
- ☐ Separate Property
- ☐ Custodians
- ☐ Individual Retirement Account (IRA)
- ☐ Other ____________________________
- ☐ Corporation
- ☐ Pension or profit-sharing trust
- ☐ Trust
- ☐ Custodian under Uniform Gift to Minors Act
- ☐ Employee Benefit Plan
- ☐ Keogh Plan (HR 10 or 401(k) Plan)
- ☐ SEP Retirement Account

Authorization if Purchased by Entity

(this page remains blank unless purchased by entity)

If purchased by a company, please include a copy of the Operating Agreement and a partner certificate authorizing the investment.

If purchased by a custodian, trustee or agent, please include a copy of the trust, agency or other agreement and an entity certificate authorizing the investment.

If purchased by a corporation, please include a copy of the Articles of Incorporation and a certified corporate resolution or other document authorizing the investment.

If purchased by a limited liability company, please include a copy of the Articles of Organization and a certificate of action of the manager(s) or other document authorizing the investment.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the _____ day of ________________, 20___.

______________________________ Signature of Owner, Manager, Officer, Member, Trustee or authorized signer	______________________________ Signature of Owner, Manager, Officer, Member, Trustee or authorized signer

____

Title or Capacity if Company, Corporation, Limited Liability Company or other entity

FOR INTERNAL USE ONLY

INVESTOR CHECK AMOUNT $______________________________
INVESTOR CHECK / WIRE NUMBER __________________________
DATE RECEIVED __________/_______/____________
ENTERED BY __________________________________
DATE _______________

ACCEPTED:

Texaplex Properties, LLC
The State of Massachusetts
Limited Liability Company

By: AFA Investments, LLC, Manager

By: ___________________________
Frank J. Addivinola, Jr., Manager

Date: ___________

EXHIBIT 4.01

ESCROW AGREEMENT

This ESCROW AGREEMENT (this "Agreement") is dated as of the 17th day of October, 2011, by and among Texaplex Properties, LLC, (the "Account Holder") and Century Bank, a Massachusetts bank, (the "Escrow Agent").

Account Holder?

RECITALS

WHEREAS, the Escrow Agent provides that up to Five Million Dollars $5,000,000 shall be deposited into Escrow Bank Account in order to provide a source of funds for Texaplex Properties, LLC Regulation A public offering.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Section 1. Disbursements from Escrow.

The Escrow Funds shall be held and disbursed by the Escrow Agent as follows:

(a) The Escrow Agent shall hold funds in an Escrow Account and not release any amount to the Account Holder until the aggregate deposit amount reaches and/or exceeds One Million dollars ($1,000,000). Upon this event, the Escrow Agent permanently removes all conditions limiting the release of funds to the Account Holder. This provision shall remain in effect until the aggregate amount exceeds One Million dollars.

(b) If at the one (1) year anniversary of the first deposit (excluding an initial deposit to establish the account), the aggregate deposit amount is less than One Million dollars ($1,000,000), the Escrow Agent shall return the funds to the individual investors who funded Escrow Account according to the amount of their deposit.

(c) At any time during the life of the Escrow Account, the Account Holder can instruct the Escrow Agent to return funds (fully or partially) to individually identified investors who funded the Escrow Account.

(d) Notwithstanding anything to the contrary in this Agreement, the Escrow Agent shall disburse from the Escrow Account such amounts, to the order of such persons, at such time as it shall be instructed by the Account Holder.

Section 2. General Provisions

(a) The parties hereto agree that, for tax reporting purposes, all interest or other income earned from the investment of the Escrow Account shall (i) to the extent such interest or other income is distributed by the Escrow Agent to any person or entity pursuant to the terms of this Agreement during a tax year, be reported as allocated to such person or entity for such tax year.

(b) The Account Holder agrees to provide the Escrow Agent with a certified tax identification number by signing and returning a Form W-9 (or Form W-8 BEN, in case of non-U.S. persons) or any successor form thereto (and any other applicable tax form) to the Escrow Agent promptly at the time of the execution and delivery of this Agreement. The parties hereto understand that, in the event their tax identification numbers are not certified to the Escrow Agent, the Internal Revenue Code, as amended from time to time, may require withholding of a portion of any interest or other income earned on the investment of the Escrow Property. Should the Escrow Agent become liable for the payment of taxes, including withholding taxes, relating to income derived from any funds held by or pursuant to this Agreement or any payment made hereunder, the Escrow Agent may pay such taxes from the Escrow Property.

Section 3. Concerning the Escrow Agent.

(a) The parties hereto acknowledge and agree that the Escrow Agent (i) shall not be charged with knowledge of any agreement or instrument referred to or described herein (including without limitation the Regulation A Public Offering), or responsible for determining compliance therewith, and shall not otherwise be bound thereby, (ii) shall be obligated to perform only those duties as are expressly set forth in this Agreement on its part to be performed, and no implied duties or obligations of any kind shall be read into this Agreement against the Escrow Agent, (iii) shall not be obligated to take any legal or other action hereunder which in its judgment might cause it to incur any expense or liability unless it shall have been furnished with indemnification acceptable to the Escrow Agent, or which, in its judgment, might subject it to any liabilities or obligations in its individual capacity, (iv) may rely on and shall be protected in acting or refraining from acting upon any written notice, direction or other document furnished to it hereunder and believed by it in good faith to be genuine and to have been signed or presented by the proper person, and shall have no duty to confirm the genuineness or validity of any such notice, direction or document or any signature thereon, or of the signing authority of such person, and (v) may consult counsel satisfactory to it, and the opinion or advice of such counsel in any instance shall be full and complete authorization and protection with respect to any action taken or omitted by it hereunder in good faith and in accordance with such opinion or advice.

(b) All of the duties of the Escrow Agent shall be ministerial in nature and in no event shall the Escrow Agent be deemed to owe any fiduciary duty to any party hereto.

(c) The Escrow Agent shall not be liable for any action taken or omitted to be taken by it hereunder except in the case of the Escrow Agent's gross negligence or willful misconduct. In no event shall the Escrow Agent be liable for indirect, punitive, special or consequential damages (including but not limited to lost profits).

(d) In the event that the Escrow Agent is faced with inconsistent claims or demands of the parties, the Escrow Agent may refuse to take further action until directed to do so by joint instruction of the parties or until the Escrow Agent has received a Final Determination. The

Escrow Agent shall have the right to interplead the parties in any court of competent jurisdiction and request such court determine the respective rights of such parties.

(e) In order to comply with any obligations of financial institutions under federal and state law to obtain, verify and record information that identifies each person who opens an account, including particularly laws designed to fight the funding of terrorism and money laundering activities, the Escrow Agent shall be entitled to require documentation from any party hereto to verify its formation, existence and identify, including, but not limited to, licenses, passports, financial statements, and other identification and authorization documents.

(f) The Escrow Agent may execute any of its powers or responsibilities hereunder either directly or by or through its agents or attorneys.

(g) Nothing in this Agreement shall impose upon the Escrow Agent any duty to qualify to do business in any jurisdiction other than the Commonwealth of Massachusetts.

Section 4. Termination.

Upon distribution by the Escrow Agent of the entire amount of the Escrow Property, this Agreement shall terminate, except for any provisions that expressly survive termination.

Section 5. Miscellaneous.

(a) Nothing in this Agreement, expressed or implied, is intended to confer any rights, remedies, obligations or liabilities under or by reason of this Agreement on any other person or entity other than the parties hereto, and their respective successors and assigns.

(b) No provision of this Agreement shall be deemed amended or modified unless such an amendment or modification is in writing, dated, and executed by all of the parties hereto.

(c) This Agreement shall inure to the benefit of the parties hereto, and shall be binding upon the parties hereto and their respective successors and assigns.

(d) This Agreement shall be governed by, and construed according to, the laws of the State of Massachusetts, without regard to its principles relating to conflicts of law. THE PARTIES CONSENT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF MASSACHUSETTS FOR THE PURPOSES OF ALL LEGAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, (a) ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT; AND (b) ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(e) If any court should find any particular provision of this Agreement void, illegal or unenforceable, then that provision shall be regarded as severable and stricken from this Agreement, and the remainder of this Agreement shall remain in full force and effect.

(f) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Facsimile signatures shall be deemed to be original signatures.

(g) THE PARTIES HERETO HEREBY WAIVE A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING BETWEEN THEM OR THEIR SUCCESSORS OR ASSIGNS, ARISING UNDER OR IN CONNECTION WITH OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(h) The Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to strikes, lockouts, riots, acts of war, epidemics, governmental regulations hereafter imposed, casualties, communication line failures, computer viruses or power failures.

(i) As between the Escrow Agent, on the one hand, and the other parties hereto, on the other hand, this Agreement constitutes the entire agreement with respect to the subject matter herein. As between the other parties hereto, this Agreement shall govern to the extent of any conflict between it and the Purchase Agreement or any other agreement or writing.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed and delivered in its name and on its behalf as of the 17th day of October, 2011.

TEXAPLEX PROPERTIES, LLC, as Issuer

By [signature]
Name: Frank J. Addivinola, Jr.
Title: Chief Executive Officer

CENTURY BANK AND TRUST, as Escrow Agent

By [signature]
Name: Paul A. Evangelista
Title: Executive Vice President

LAW OFFICE OF
FRANK J. ADDIVINOLA, JR.

WWW.FJALAW.COM

Frank J. Addivinola, Jr.
Admitted in MA

Law Office of Frank J. Addivinola, Jr.
276 Washington Street #305
Boston, MA 02108

Exhibit 5.01

Texaplex Properties, LLC

RE: Legality Opinion

We have acted as counsel to Texaplex Properties, LLC, a Massachusetts Limited Liability Company (the "Company"), in connection with the preparation of a Regulation A offering and Form 1-A whereby the Company will offer up to $5,000,000 in securities and to which this opinion is an exhibit.

As per the Offering Circular (the "Circular") included herein, filed by the Company with the Securities and Exchange Commission (the "Commission"), the Company is offering to the public notes of debentures (debt notes or debt securities) at the price of $25,000 per debt security with a minimum purchase of 2 debt notes per purchaser (total price $50,000) and the minimum aggregate offering amount of $1,000,000.

This opinion is being delivered in accordance with the requirements of Item 601(b)(5)(i) of Regulation S-K under the Act.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, certificates or records as we have deemed necessary or appropriate as bases for the opinions set forth herein. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based on the foregoing, and subject to the other qualifications and limitations set forth herein, we are of the following opinion:

When (a) the issuance, execution and delivery by the Company of any of the debt securities shall have been duly authorized by all necessary corporate actions of the Company, and (b) debt securities shall have been duly executed and delivered by the Company, such debt securities (1) will be validly issued, (2) will be fully paid and non-assessable and (3) will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally and by general principles of equity and judicial discretion, including principles of commercial reasonableness, good faith and fair dealing (whether considered in a proceeding at law or in equity). The terms of such debt securities are in compliance with then applicable law, including Massachusetts state law (Massachusetts Uniform Securities Act, M.G.L. c. 110A, and 950 CMR 10.00 through 14.413).

In rendering the above opinions, we have assumed in all cases that the Offering Statement has been qualified by order of the Commission and remains qualified. We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and Offering Circular and the reference to this firm contained therein. However, this consent shall not be deemed an admission that counsel is an expert within the meaning of section 7 of the Securities Act.

Law Office of Frank J. Addivinola, Jr.

By: Frank J. Addivinola, Jr.
Frank J. Addivinola, Jr., Esq.



EXHIBIT 6.01
CURRICULUM VITAE

FRANK J. ADDIVINOLA, JR., MBA, JD, LLM

CHIEF EXECUTIVE OFFICER & CHIEF FINANCIAL OFFICER

EDUCATION

Suffolk University Law School, Boston, MA
Master of Laws (LL.M.) in Global Law & Technology, 2010

Specializations: 1) Biotechnology & Health Law; 2) Intellectual Property & Information Technology

Suffolk University Law School, Boston, MA
Juris Doctorate (JD), 2009

University of Maryland, College Park, MD
Ph.D. Candidate, Molecular and Cell Biology Program, 1995-2001,

NIH, Laboratory of Biochemical Genetics; Nobel laureate Marshall W. Nirenberg, faculty advisor.
Ph.D. dissertation (ABD): "*OG-2 Homeobox Gene Expression during Embryogenesis*".

University of Maryland University College, College Park, MD
Master's of Business Administration (MBA), General Management, 2001

Courses: Macroeconomics, Microeconomics, Finance, Financial Management & Information Systems, Federal Income Taxation, Investment Valuation, International Marketing Management, Accounting, Economics & Financial Analysis for Technology Managers.

Capstone project: *Business in a European Context,* UFSIA-University of Antwerp, Belgium

Johns Hopkins University, Baltimore, MD
Master's of Science (MS), Biotechnology, 1999

University of Maryland University College, College Park, MD
Master's of Science, Technology Management (MSTM), 1997

I. Technology Innovation	II. Technology Planning & Budgeting
III. Project Management	IV. Information Technology

Courses: Technology Management, Human Resource Management, Risk Management, Strategic Financial Management, International Legal & Tax Environment, Information Systems for Managers, Decision Support & Expert Systems, Information Technology & Organizational Transformation.

Harvard University Extension School, Cambridge, MA
Master's in Liberal Arts (ALM) with concentration in Biology, 1996

Master's thesis completed at Dana Farber Cancer Institute, laboratory of Dr. Arthur Pardee:
"*Analysis of Gene Expression by Differential Display PCR for Early Detection of Prostate Cancer.*"

Peer-reviewed Publication:
Wang, Wang, Wong, Liu, Addivinola, Liang, Chen, Kantoff, & Pardee, "*Two Differentially Expressed Genes in Normal Human Prostate Tissue & in Carcinoma*". Cancer Research. 56, 1996.

Boston University, Boston, MA
Medical Technology concentration, 1994-1995

Curry College, Milton, MA
Mathematics & Physics, 1993-1995

EDUCATION
Continued

Tufts University, Medford, MA
Mathematics & Inorganic and Organic Chemistry, 1981-1982, 1993

Williams College, Williamstown, MA
Baccalaureate (BA), Biology, 1983

Senior Research Project: Oncogenes, Electron Microscopy of Intercellular Junctions, "*The Role of Intercellular Junction Formation in Migrating Mesoderm Cells during Early Embryogenesis*".

Amherst College, Amherst, MA
Twelve College Exchange Student – sophomore year, 1980-1981

Northfield-Mound Hermon School, Northfield, MA
Diploma, 1979

Graduated with Academic Honors,
Received August E. Zschire Memorial Award: *"presented to student with the highest exemplification of persistence in loyalty and effort"*

PROFESSIONAL EXPERIENCE

Northeastern University, Boston, MA
Instructor for Introduction to Law, 9/2010 – present

Law Office of Frank J. Addivinola, Jr., Boston, MA
Founder & Principal, 11/2009 – present

Boston Science Review, Boston, MA
Founder and scientific editor for OnlineMCATprep.com, 1/2009 – present

Lasell College, Newton, MA
Instructor for Human Nutrition, Forensic Chemistry, Nutrition for Living, 9/08 – present

Bay State College, Boston, MA
Instructor for Genetics, Medical Ethics, 9/2008-12/2010

Quincy College, Quincy, MA
Instructor for Biology I & Lab, Biology II & Lab, Microbiology & Microbiology Lab, Physical Science, Nutrition, Anatomy & Physiology, 1/08-6/2011

Odessa Group, Odessa Ukraine
Managing Director, 2001-2006

National Institutes of Health (NIH),
National Heart Lung Blood Institute (NHLBI), Bethesda, MD
Fellow, Lab. of Biochemical Genetics, Nobel laureate Marshall Nirenberg, 1995-2001

Johns Hopkins University, Baltimore, MD
Adjunct Faculty, Organic Chemistry for Biotechnology Masters Program, 2000-2001

University of Maryland, College Park, MD
Teaching Assistant in Botany Laboratory, 2001

H & R Block Tax & Financial Services, Rockville and Gaithersburg, MD
Income Tax Preparer, 2000-2001

Stanley Kaplan Education Center, Bethesda, MD
Medical College Admission Test (MCAT), Dental Admission Test (DAT), Pharmacy College Admission Test (PCAT) classroom and individual instructor, 1996-2001

PROFESSIONAL EXPERIENCE

Continued

University of Maryland, College Park, MD
Teaching Assistant in Molecular Biology Laboratory, 1995-2001

Advisor, Teacher Scientist Alliance Program, Montgomery County, American Physical Society, 97-99
Advisor to Undergraduates for Letter and Sciences Division, University of Maryland, 1996-1999

Harvard University, Cambridge, MA
Teaching Fellow in Organic Chemistry, 1994-1995

Harvard Medical School, Dana Farber Cancer Institute, Cell Growth & Regulation, Boston, MA
Laboratory Research Technician Volunteer, 1994-1995

Harvard University Radiation Safety Course, Certification #25737
OSHA Blood borne Pathogen Training Session

Northfield-Mount Hermon School, Northfield, MA
Teaching Fellow in Physics, 1994

Sterling Management Company, Melrose, MA
Principal, 1983–1993

CAREER EDUCATION

Career Education Corporation, 2008
Ethics. The Role We Play Everyday.
Ethics and Compliance – Demanding the Best of Ourselves and Others.

Builders Association of Greater Boston, Braintree, MA 1988
Residential Building Principles

Precision Surveying, Arlington, MA 1988
Construction Supervisor's Seminar

Borden Management, Arlington, MA 1988
ABC License Course

Bentley College, Waltham, MA 1987
Massachusetts Real Estate Broker's Course

Harvard University Graduate School of Design, Cambridge, MA 1984–1986
Fundamentals of Real Estate Financial Analysis, 1986
Developing Historic Properties, 1985
Residential Development, 1985
Fundamentals of Real Estate Development and Financial Analysis, 1985
Real Estate Development and Finance for Large Scale Development, 1985
Fundamentals of Individual Federal Taxation, 1985
Estate Planning, 1985
Buying a Small Unit Investment Property, 1984
Real Estate Financing and Development, 1984
Condominium Development, 1984
Land Development and Disposition, 1984

American Institute of Real Estate Appraisal, Weymouth, MA 1984
Real Estate Appraisal Principles

American Institute of Real Estate Appraisal, Weymouth, MA 1984
Residential Valuation

Real Estate Securities and Syndication Institute, NY, 1984
Fundamentals of Real Estate Syndication

New York University Real Estate Institute, NY, 1984
Income Tax Aspects of Real Estate Transactions

CAREER EDUCATION *Continued*

American Institute of Real Estate Appraisal, MA 1984
Real Estate Appraisal Principles; Residential Valuation

Coldwell Banker, Wellesley, MA 1984
Real Estate Services Training Program

University of Massachusetts, Amherst, MA, 1983
Real Estate Principles

CONTINUING LEGAL TRAININGS

Health Care: Recent Developments in Legislation and Law Enforcement. April 2011
Boston Bar Association, Boston, MA

Life Sciences Industry 2011: Tech-Transfer, Partnering, Off-Label Promotion. April 2011
Boston Bar Association, Boston, MA

Starting Up a New Business: Lessons from the Trenches and the Pros. April 2011
Center for CLE & Academic Conferences, Suffolk University Law School, Boston, MA

The Land Court Bench Meets the Bar. April 2011
Boston Bar Association, Boston, MA

Meet the Privacy Officers: Privacy Law in the Real World. April 2011
Boston Bar Association, Boston, MA

Accountable Care Organizations: What Do They Mean for Massachusetts? March 2011
Boston Bar Association, Boston, MA

Elder Law Institute XVII: Strategies for Long Range and Last Minute Crisis Planning. March 2011
Advanced Legal Studies, Suffolk University Law School, Boston, MA

Fair Housing: An Overview and Recent Developments. February 2010
Boston Bar Association, Boston, MA

Data Privacy. Law Practice Management Section Meeting, February 2010
Massachusetts Bar Association, Boston, MA

Dealing With the Downturn: Advice for Real Estate Lawyers. February 2010
Boston Bar Association, Boston, MA

Hot Topics: Thriving Practice Areas. February 2010
Boston Bar Association, Boston, MA

2nd Annual Northeast Consumer Winter Forum. January 2010
Advanced Legal Studies, Suffolk University Law School, Boston, MA

Elder and Disability Caselaw and Legislative Update. January 2010
Boston Bar Association, Boston, MA

The new HIPAA HITECH Act Breach Disclosure Requirements. January 2010
Boston Bar Association, Boston, MA

Trusts and Estates Section Mid-Year Review. December 2009
Boston Bar Association, Boston, MA

Tools for Effective Legal Management, 7th Annual In-House Counsel Conference. Dec 2009
Massachusetts Bar Association, Boston, MA

Introducing the Massachusetts Permitting Collaborative & ARRA Recovery Zone Bonds. Dec 2009
Boston Bar Association, Boston, MA

How Changes in Patent Law Alter Patent Prosecution, Litigation and Licensing. Sep 2009
Advanced Legal Studies, Suffolk University Law School, Boston, MA

CONTINUING LEGAL TRAININGS *Continued*

The Latest in the Law 2009, Annual Conference. May 2009
Massachusetts Bar Association, Boston, MA

Shepard Fairey: Fair Use or Copyright Abuse? May 2009
Fish & Richardson P.C., Boston, MA

The Impact of Patent Law on the Economy – Stimulus or Impediment? March 2009
Advanced Legal Studies, Suffolk University Law School, Boston, MA

Intellectual Property Essentials for Business Decision Makers. October 2008
Advanced Legal Studies, Suffolk University Law School, Boston, MA

PUBLICATIONS & PRESENTATIONS

Addivinola, F. (2001). *The Cloning and DNA Binding Motif of the Murine OG-2 Homeobox Gene.* University of Maryland, Graduate Research Interaction Day (GRID) **12**, Abstract and Oral Presentation. Honors with Distinction (1st Place) in University Oral Competition.

Addivinola, F. (2000). *OG-2 Homeobox Gene Temporal and Spatial mRNA Expression During Embryogenesis.* University of Maryland, Graduate Research Interaction Day (GRID) **11**, Abstract and Oral Presentation Competition.

Addivinola, F., Rovescalli, A., & Nirenberg, M., (1999). *OG-2 Homeobox Gene Alternative Spliced Transcripts During Embryogenesis.* University of Maryland, Graduate Research Interaction Day (GRID) **10**, Abstract and Oral Presentation Competition.

Addivinola, F. (1998). *OG-2 Homeobox Gene Expression During Embryogenesis.* University of Maryland, Graduate Research Interaction Day (GRID) **9**, Abstract and Oral Presentation.

Addivinola, F., Rovescalli, A., & Nirenberg, M., (1997). *OG-2 Homeobox Gene Expression During Embryogenesis.* University of Maryland, Graduate Research Interaction Day (GRID) **8**, Abstract and Competition for Oral Presentation.

Addivinola, F., (1997). *Early Detection of Prostate Cancer.* University of Maryland University College, MS in Technology Management Degree, Master's Thesis, 1997.

Wang, F., Wang, Y., Wong, W., Liu, Y., Addivinola, F., Liang, P., Chen, L., Kantoff, P., & Pardee, A., (1996). *Two Differentially Expressed Genes in Normal Human Prostate Tissue and in Carcinoma.* Cancer Research. **56**, 3634-3637.

Addivinola, F., (1996). *Analysis of Gene Expression by Differential Display PCR for Early Detection of Prostate Cancer.* Harvard University, ALM Master's Thesis, 1996.

Addivinola, F., Rovescalli, A., & Nirenberg, M., (1996). *The Regulatory Role of the OG-2 Homeobox Gene.* University of Maryland, Graduate Research Interaction Day (GRID) **7**, Abstract and Oral Presentation, Award 2nd Place in University Oral Competition.

HONORS AND AWARDS

Research Fellowship,
Pre-IRTA TP-HL-129, National Heart, Lung and Blood Institute, NIH, 1995-2001

1st Place, Honors with Distinction,
Oral Competition, 12th Annual Gr. Research Interaction Day, Sigma Xi, 2001

Certificate of Achievement,
8th, 9th, 10th, 11th Annual Graduate Research Interaction Day, Sigma Xi, 97, 98, 99, 2000

Recognition Award,
UMUC Executive Technology Management Program, 1997

Elected Member, Sigma Xi Scientific Research Society
University of Maryland Chapter, 1996-Present

2nd Place, Oral Competition,
7th Annual Graduate Research Interaction Day, Sigma Xi, April 1996

HONORS AND AWARDS
Continued

Certificate of Appreciation for Volunteer Service,
Dana Farber Cancer Institute, Boston, MA, April 1996

Outstanding Voluntary Service Award,
Dana Farber Cancer Institute, Harvard Medical School, 26 April 1995

Scholarship, Masters Degree Candidate,
E. A. Mellinger Educational Foundation, Illinois, 1995-2000

Scholarship, Masters Degree Candidate,
Harvard University, Cambridge, MA, 1995-1996

MEMBERSHIPS

American Intellectual Property Law Association, 2008 – present
Boston Bar Association, 2008 – present
Massachusetts Bar Association, 2008 – present
American Bar Association, 2007 – present
Sigma Xi Scientific Research Society, 1996 – 2005
American Association for the Advancement of Science, 1996 – 2005
American Chemical Society, 1996 – 2005
Society for Neuroscience, 1996 – 2005

CERTIFICATIONS & LICENSES

Admitted to practice law in Massachusetts (2009) and Federal District Court of Massachusetts (2011)
Real Estate Broker, MA, RE 133668-B, 1985-present
Construction Supervisor License, Commonwealth of Massachusetts, CS 00048773, 1990-2000
Income Tax Preparer Certification, Part I & II, H & R Block Income Tax Course, Bethesda, MD, 1999
Notary Public, Commonwealth of Massachusetts, 1987-1993
Constable, City of Malden, MA, 1985-1990

EXHIBIT 7.01
Demographic & Economic Data


Central Texas Triangle
Denton
McKinney
Fort Worth
Dallas
Waco
Copperas Cove
Temple
Huntsville
Georgetown
Bryan-College Station
Woodlands
Austin
San Marcos
Houston
San Antonio
Rosenberg
Galveston
Lake Jackson
Victoria
Source: Real Estate Center at Texas A&M University

Figure 1

Projected U.S. and Texas Populations (Millions)

	2005	2010	2015	2020	2025	2030
U.S. Census Bureau[1]						
United States	295.5	308.9	322.4	335.8	349.4	363.6
Texas	22.9	24.6	26.6	28.6	30.9	33.3
Texas State Demographer[2]						
50 Percent Immigration Scenario	22.6	24.3	26.2	28.0	29.9	31.8
100 Percent Immigration Scenario	23.3	26.1	29.2	32.7	36.7	41.1
2000–04 Immigration Scenario	22.9	25.1	27.6	30.3	33.2	36.3
Texas State Demographer's Average	22.9	25.2	27.7	30.3	33.2	36.4
Average Increase from 2005	–	2.4	4.9	7.5	10.4	13.6

Sources: [1]U.S. Census Bureau, Population Division, Interim State Population Projections.
[2]Texas State Data Center and Office of the State Demographer, 2006 Texas Population Projections Program, "Population Projections for the State of Texas." Projections are from the 2000 Census, thus 2005 is a projected population for the 50 percent and the 100 percent scenarios.

Figure 2

Private Sector Job Growth in 10 Largest States from 12/99 to 12/09				
STATE	Dec. 1999	Dec. 2009	Difference	percent change
California............	12,081,500	11,753,200	-328,300	-2.72%
Texas.................	7,790,000	8,514,300	724,300	9.30%
New York..............	7,206,400	7,131,200	-75,200	-1.04%
Florida...............	6,026,100	6,285,600	259,500	4.31%
Illinois..............	5,225,600	4,783,000	-442,600	-8.47%
Pennsylvania..........	4,957,100	4,871,900	-85,200	-1.72%
Ohio..................	4,897,700	4,322,700	-575,000	-11.74%
Michigan..............	3,988,800	3,208,500	-780,300	-19.56%
Georgia...............	3,354,600	3,170,000	-184,600	-5.50%
New Jersey............	3,393,500	3,282,900	-110,600	-3.26%

Source: U.S. Department of Labor Bureau of Labor Statistics

Figure 3



Over-the-year percent change in employment, United States and 12 largest metropolitan areas, April 2011
Percent
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
2.9
2.0
1.1
0.9
0.9
0.9
0.9
0.7
0.7
0.3
0.1
-0.3
-0.4
Dallas
Houston
United States
Boston
Chicago
Miami
Wash-ington
Detroit
Los Angeles
New York
Phila-delphia
San Francisco
Atlanta

Source: U.S. Department of Labor Bureau of labor Statistics

Figure 4

Dallas – Fort Worth (D-FW) Metropolitan Area
Quick facts

- 4th largest metro area in the country – 9,286 sq. mi (larger than RI and CT combined)
- Population over 6.3 million residents (Census 2010) with over 9 million projected by 2030
- Fastest growing metropolitan area in the U.S. adding 300+ residents per day since 1980
- Home to 25 Fortune 500 companies, approximately 150,000 businesses and 1,500 regional and corporate headquarters
- Nation's largest inland port with the 2nd highest number of freeway miles per capita
- 30 sq. miles international airport transporting 55 million passengers per year
- 297,000 students enrolled in public and private universities
- Over 90 hospitals, most shopping centers per capita and more restaurants per capita than NY City

Houston Metropolitan Area
Quick facts

- Largest city in the Southern U.S. and 4th largest in U.S.
- Area size – 600 sq. mi (would fit the cities of New York, Washington D.C., Boston, San Francisco, Seattle, Miami and Minneapolis) with population nearly 6 million residents;
- Houston is the fastest growing city in the nation with projected population increase of 30% by 2030
- Home to 29 Fortune 500 companies (2nd to New York City) and 16 Fortune 500 fastest growing companies
- "Energy Capital" of the world with over 5,000 energy-related firms
- Rated by EPA as #1 municipal purchaser of "green" power
- 6th largest airport system in the world (51 million passengers per year) and one of the largest ports in the world
- 3rd largest concentration of consular offices in the country representing 86 countries
- Largest medical center in the world – Texas Medical Center – with 5 million patients per year, 50,000+ employees, rated by U.S. News & World Report as #1 cancer treatment facility
- 60 colleges, universities and other degree-granting institutions with over 300,000 enrolled students
- 17-block theater district (2nd only to New York City), home to 8 performing arts organizations
- 3rd largest pleasure boat basin in U.S. and #1 U.S. city in total acreage of park land.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on March 2, 2012.

(Issuer): Texaplex Properties, LLC

By (Signature and Title) ____________________
Frank J. Addivinola, Jr., Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ____________________
Frank J. Addivinola, Jr.

(Title) Chief Executive Officer, Chief Financial Officer, Director

(Date) March 2, 2012

(Signature) ____________________
Angelica Chuvilina

(Title) Chief Operating Officer, Director

(Date) March 2, 2012